SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2009

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Exchange regarding offer to purchase corporate bonds issued by Telefónica de Argentina S.A.

Telefónica de Argentina S.A.

Buenos Aires, September 25th, 2009

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Telefónica de Argentina S.A. – Relevant Fact Notice

Dear Sir,

I am writing to you in my capacity as attorney of Telefónica de Argentina S.A., with main place of business at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in order to attach hereto a copy of the Press Release issued yesterday late in the afternoon by the company, whereby it announced the offer to buy in cash corporate bonds issued by the company.

Likewise, please find attached a translation into Spanish of such offer to buy corporate bonds.

Yours sincerely,

/s/ Santiago Barca
_______________________
Attorney

FOR IMMEDIATE RELEASE

TELEFÓNICA DE ARGENTINA S.A. COMMENCES A CASH TENDER OFFER
FOR ITS 8.850% CONVERSION NOTES DUE AUGUST 2011, 9.125% NOTES DUE NOVEMBER 2010
AND 8.850% NOTES DUE AUGUST 2011

BUENOS AIRES, ARGENTINA, September 24, 2009 — Telefónica de Argentina S.A. (the “Company”) announced today that it is offering to purchase for cash its outstanding notes listed below (collectively, the “Notes”) for an aggregate purchase price of up to US$50 million in the U.S. Dollar Offer (defined herein) (the “Maximum U.S. Dollar Tender Amount”) and up to Argentine Ps.200 million in the Argentine Peso Offer (defined herein) (the “Maximum Argentine Peso Tender Amount”) (each a “Maximum Tender Amount” and, together, the “Maximum Tender Amounts”). The Company’s cash tender offers comprise an offer to purchase up to the Maximum U.S. Dollar Tender Amount (the “U.S. Dollar Offer”) and an offer to purchase up to the Maximum Argentine Peso Tender Amount (the “Argentine Peso Offer” and, together with the U.S. Dollar Offer, the “Offers”). The Offers for each series of Notes will expire at 11:59 p.m., New York City time, on October 22, 2009 (12:59 a.m. Buenos Aires time, on October 23, 2009), unless extended by the Company with respect to either or both Offers (such date and time, as the same may be extended, the “Expiration Date”). The Offers are governed by the times and dates referred to herein based on New York City time. Times and dates based on Buenos Aires time are provided solely for your convenience.

Title of Security	CUSIP/ISIN Numbers	Acceptance Priority Level	Aggregate Principal Amount Outstanding	U.S. Dollar Tender Offer Consideration(1)	Argentine Peso Tender Offer Consideration(1)(2)	Early Tender Premium(1)(3)	Total U.S. Dollar Consideration(1)	Total Argentine Peso Consideration(1)(2)
8.850% Conversion Notes due August 2011	879378AL1 US879378AL14	1	US$28,576	US$1055.00	US$1071.00	US$15.00	US$1070.00	US$1086.00

9.125% Notes due November 2010	879378AJ6 US879378AJ67	2	US$195,507,000	US$1045.00	US$1061.00	US$15.00	US$1060.00	US$1076.00

8.850% Notes due August 2011	879378AK3 US879378AK31	3	US$134,644,000	US$1055.00	US$1071.00	US$15.00	US$1070.00	US$1086.00

(1)           Per US$1,000 principal amount of Notes.

(2)           Will be paid in Argentine pesos. Payment in Argentine pesos will be based on the Argentine Peso Tender Offer Consideration (defined herein) or Total Argentine Peso Consideration (defined herein), as applicable, expressed in U.S. dollars, converted to Argentine pesos at the greater of (a) the applicable U.S. dollar-Argentine peso exchange rate prevailing at 12:00 p.m., New York City time (1:00 p.m. Buenos Aires time), on October 20, 2009 (the “Exchange Rate Date”) (such rate, the “Exchange Rate”) and (b) Argentine Ps.3.790 per US$1.00.

(3)            Will be payable in U.S. dollars and/or Argentine pesos (depending on whether the Holder validly tenders such Notes in the U.S. Dollar Offer or the Argentine Peso Offer). Payment in Argentine pesos will be based on the Argentine Peso Tender Offer Consideration (defined herein) or Total Argentine Peso Consideration (defined herein), as applicable, expressed in U.S. dollars, converted to Argentine pesos at the greater of (a) the Exchange Rate prevailing on the Exchange Rate Date and (b) Argentine Ps.3.790 per US$1.00.

If the aggregate purchase price of Notes of all series tendered in the U.S. Dollar Offer exceeds the Maximum U.S. Dollar Tender Amount, then the Company will accept for purchase (1) first, all of the Notes with the First Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary), (2) thereafter the Notes with the Second Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary) and (3) thereafter the Notes with the Third Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary) (with adjustments downward to avoid the purchase of Notes in a principal amount other than multiples of US$1,000) such that the total purchase price payable for the Notes accepted in the U.S. Dollar Offer does not exceed US$50 million, provided that in no event will the aggregate purchase price of the 2011 Notes purchased by the Company in the U.S. Dollar Offer exceed US$25 million. Similarly, if the aggregate purchase price of Notes of all series tendered in the Argentine Peso Offer exceeds the Maximum Argentine Peso Tender Amount, then the Company will accept for purchase (1) first, all of the Notes with the First Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary), (2) thereafter the Notes with the Second Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary) and (3) thereafter the Notes with the Third Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary) (with adjustments downward to avoid the purchase of Notes in a principal amount other than multiples of US$1,000) such that the total purchase price payable for the Notes accepted in the Argentine Peso Offer does not exceed Argentine Ps.200 million, provided that in no event will the aggregate purchase price of the 2011 Notes purchased by the Company in the Argentine Peso Offer exceed Argentine Ps.100 million.

The “U.S. Dollar Tender Offer Consideration” for each US$1,000 principal amount of the 8.850% Conversion Notes due August 2011 (the “2011 Conversion Notes”), for each US$1,000 principal amount of the 9.125% Notes due November 2010 (the “2010 Notes”) and for each US$1,000 principal amount of the 8.850% Notes due August 2011 (the “2011 Notes”) in accordance with the Acceptance Priority Level, if applicable, validly tendered and accepted for purchase pursuant to the U.S. Dollar Offer will be the applicable U.S. dollar tender offer consideration for each series of Notes set forth in the table above (in each case, the “U.S. Dollar Tender Offer Consideration”).  Holders of Notes that are validly tendered in the U.S. Dollar Offer before 5:00 p.m., New York City time (6:00 p.m. Buenos Aires time), on October 7, 2009, unless extended or earlier terminated, (the “Early Tender Date”) and accepted for purchase will receive the applicable U.S. Dollar Tender Offer Consideration plus the applicable early tender premium for each series of Notes set forth in the table above (the “Early Tender Premium” and, together with the U.S. Dollar Tender Offer Consideration, the “Total U.S. Dollar Consideration”). Holders of Notes that are validly tendered in the U.S. Dollar Offer after the Early Tender Date and accepted for purchase will receive only the U.S. Dollar Tender Offer Consideration.

The “Argentine Peso Tender Offer Consideration” for each US$1,000 principal amount of the 2011 Conversion Notes, for each US$1,000 principal amount of the 2010 Notes and for each US$1,000 principal amount of the 2011 Notes in accordance with the Acceptance Priority Level, if applicable, validly tendered and accepted for purchase pursuant to the Argentine Peso Offer will be the applicable Argentine peso tender offer consideration for each series of Notes set forth in the table above (in each case, the “Argentine Peso Tender Offer Consideration”, and together with the U.S. Dollar Tender Offer Consideration, the “Tender Offer Consideration”). Holders of Notes that are validly tendered in the Argentine Peso Offer before the Early Tender Date and accepted for purchase will receive the applicable Argentine Peso Tender Offer Consideration plus the applicable Early Tender Premium for each series of Notes set forth in the table above (the Early Tender Premium together with the Argentine Peso Tender Offer Consideration, the “Total Argentine Peso Consideration”) (the Total Argentine Peso Consideration together with the Total U.S. Dollar Consideration, the “Total Consideration”). Holders of Notes that are validly tendered in the Argentine Peso Offer after the Early Tender Date and accepted for purchase will receive only the Argentine Peso Tender Offer Consideration. Payment in Argentine pesos will be based on the Total Argentine Peso Consideration or Argentine Peso Tender Offer Consideration, as applicable, expressed in U.S. dollars, converted to Argentine pesos at the greater of (a) the Exchange Rate prevailing on the Exchange Rate Date and (b) Argentine Ps.3.790 to US$1.00. The Company will announce the applicable exchange rate upon which payment in Argentine pesos will be based by press release promptly following the Exchange Rate Date.

Tenders of Notes in either Offer may be validly withdrawn at any time up to 5:00 p.m., New York City time (6:00 p.m. Buenos Aires time), on October 7, 2009 (the “Withdrawal Date”) unless the Company extends such date with regards to either or both Offers but, except as provided herein or required by law, after such time may not be validly withdrawn.

The Company reserves the right, subject to applicable law, to (a) accept for purchase and pay for all Notes validly tendered on or before the Early Tender Date or Expiration Date, as applicable, and to keep either or both Offers open or extend the Early Tender Date or Expiration Date to a later date and time with respect to one or both series of Notes as announced by the Company, (b) waive any or all conditions to either or both Offers with respect to one or both series of Notes; (c) terminate either or both Offers with respect to one or both series of Notes, (d) otherwise amend either or both Offers in any respect with respect to any or all series of Notes or (e) delay accepting any or all series of the Notes.

Consummation of the Offers for each series of Notes is subject to the satisfaction or waiver of certain conditions, including but not limited to (i) the exchange rate for U.S. dollars to Argentine pesos as reported by Argentina’s Central Bank (tipo de cambio de referencia), which can be accessed via: https://mbrservices.net/emtatest/currate.asp, increasing or decreasing by more than 10% at any point in the period from the close of business on the date prior to the date of the Offer to Purchase (as defined below) to the Expiration Date, (ii) any decline in the Standard & Poor’s Index of 500 Industrial Companies by an amount in excess of 10% at any point in the period from the close of business on the date prior to the date of the Offer to Purchase (as defined below) to the Expiration Date, (iii) any decline in the Buenos Aires Stock Exchange’s total market capitalization by an amount in excess of 10% at any point in the period from the close of business on the date prior to the date of the Offer to Purchase to the Expiration Date and the satisfaction of certain customary conditions.  The Company reserves the right, in its sole discretion, to waive any or all of the conditions to either or both Offers, in whole or in part at any time, or to terminate or amend either or both Offers for any reason.

This press release is for informational purposes only and is not an offer to purchase any Notes.  The Offers are being made only through an Offer to Purchase dated September 24, 2009 (the “Offer to Purchase”) and a related Letter of Transmittal dated September 24, 2009, relating to the Argentine Peso Offer component of the Offers (the “Letter of Transmittal”), and the information in this news release is qualified by reference to such documents.

The Offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or blue sky laws or other laws of such jurisdiction.  In any jurisdiction where the laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of the Company by the dealer manager listed below or one or more registered broker dealers under the laws of such jurisdiction.

The dealer manager for the Offers is:

CITIGROUP GLOBAL MARKETS INC.
+1-800-558-3745 (toll free) or
+1-212-723-6108 (collect)
Attention:  Liability Management Group

Bank of New York Mellon is acting as depositary.  Persons with questions regarding the Offers should contact Citi at the telephone numbers listed above.  If you are in Luxembourg, you may (but are not required to) contact the The Bank of New York (Luxembourg) S.A., acting as Luxembourg tender agent, and ask it to assist you in tendering Notes, at Aerogolf Center, 1A Hoehenhof, L-1736 Senningerberg, Luxembourg. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Global Bondholder Services Corporation, acting as information agent, at +1-866-540-1500 (toll free) or +1-212-430-3774 (collect).

About Telefónica de Argentina S.A.

Telefónica de Argentina S.A. was incorporated in Argentina in 1990 as an Argentine sociedad anónima (a limited liability company).  Telefónica de Argentina S.A. has a non-expiring license to provide telecommunications services throughout Argentina. Telefónica de Argentina S.A. also provides other telephone-related services such as international long-distance service, data transmission and Internet service.

CONTACT:	Telefónica de Argentina S.A. Irene Bertuzzi (54 11) 4332-3857 bertuzzi@telefonica.com.ar

SOURCE:	Telefónica de Argentina S.A.

TELEFÓNICA DE ARGENTINA S.A.
Offers to Purchase for Cash
Up to US$50,000,000 and up to Argentine Ps.200,000,000 aggregate purchase price for its 8.850%
Conversion Notes due August 2011, 9.125% Notes due
November 2010 and 8.850% Notes due August 2011

Telefónica de Argentina S.A., an Argentine sociedad anónima (a limited liability company) (the “Company”), hereby offers to registered holders (each a “Holder” and collectively, the “Holders”), upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the accompanying letter of transmittal (the “Letter of Transmittal”), to purchase debt securities of the Company of each series listed in the table below (collectively, the “Notes”) for an aggregate purchase price of up to US$50 million and up to Argentine Ps.200 million in cash.

This Offer to Purchase comprises an offer to purchase up to the Maximum U.S. Dollar Tender Amount (defined herein) (the “U.S. Dollar Offer”) and an offer to purchase up to the Maximum Argentine Peso Tender Amount (defined herein) (the “Argentine Peso Offer” and, together with the U.S. Dollar Offer, the “Offers”) of the Notes. Holders of Notes may elect to tender Notes in either Offer, but will not be able to tender the same Notes in both Offers. If the aggregate purchase price of Notes of all series tendered in the U.S. Dollar Offer exceeds the Maximum U.S. Dollar Tender Amount, then we will accept for purchase (1) first, all of the Notes with the First Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary), (2) thereafter the Notes with the Second Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary) and (3) thereafter the Notes with the Third Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary) (with adjustments downward to avoid the purchase of Notes in a principal amount other than multiples of US$1,000) such that the total purchase price payable for the Notes accepted in the U.S. Dollar Offer does not exceed US$50 million, provided that in no event will the aggregate purchase price of the 2011 Notes purchased by the Company in the U.S. Dollar Offer exceed US$25 million. Similarly, if the aggregate purchase price of Notes of all series tendered in the Argentine Peso Offer exceeds the Maximum Argentine Peso Tender Amount, then we will accept for purchase (1) first, all of the Notes with the First Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary), (2) thereafter the Notes with the Second Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary) and (3) thereafter the Notes with the Third Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary) (with adjustments downward to avoid the purchase of Notes in a principal amount other than multiples of US$1,000) such that the total purchase price payable for the Notes accepted in the Argentine Peso Offer does not exceed Argentine Ps.200 million, provided that in no event will the aggregate purchase price of the 2011 Notes purchased by the Company in the Argentine Peso Offer exceed Argentine Ps.100 million.

For more information regarding possible proration in the U.S. Dollar Offer and/or the Argentine Peso Offer with respect to a particular series of Notes, please see “Terms of the Offers—Maximum Tender Amounts” below.

The “U.S. Dollar Tender Offer Consideration” for each US$1,000 principal amount of the 8.850% Conversion Notes due August 2011 (the “2011 Conversion Notes”), for each US$1,000 principal amount of the 9.125% Notes due November 2010 (the “2010 Notes”) and for each US$1,000 principal amount of the 8.850% Notes due August 2011 (the “2011 Notes”), if applicable, in accordance with the Acceptance Priority Level, validly tendered and accepted for purchase pursuant to the Offers will be the applicable U.S. dollar tender offer consideration for each series of Notes set forth in the table below (in each case, the “U.S. Dollar Tender Offer Consideration”). Holders of Notes validly tendered in the U.S. Dollar Offer before the Early Tender Date and accepted for purchase will receive the applicable U.S. Dollar Tender Offer Consideration plus the applicable early tender premium for each series of Notes set forth in the table below (the “Early Tender Premium” and, together with the U.S. Dollar Tender Offer Consideration, the “Total U.S. Dollar Consideration”). Holders of Notes validly tendered in the U.S. Dollar Offer after the Early Tender Date and accepted for purchase will receive only the U.S. Dollar Tender Offer Consideration.

The “Argentine Peso Tender Offer Consideration” for each US$1,000 principal amount of the 2011 Conversion Notes, for each US$1,000 principal amount of the 2010 Notes and for each US$1,000 principal amount of the 2011 Notes, if applicable, in accordance with the Acceptance Priority Level, validly tendered and accepted for purchase pursuant to the Argentine Peso Offer will be the applicable Argentine peso tender offer consideration for each series of Notes set forth in the table below (in each case, the “Argentine Peso Tender Offer Consideration”, and together with the U.S. Dollar Tender Offer Consideration, the “Tender Offer Consideration”). Holders of Notes validly tendered in the Argentine Peso Offer before the Early Tender Date and accepted for purchase will receive the applicable Argentine Peso Tender Offer Consideration plus the applicable Early Tender Premium for each series of Notes set forth in the table below (the Early Tender Premium together with the Argentine Peso Tender Offer Consideration, the “Total Argentine Peso Consideration”)

(the Total Argentine Peso Consideration together with the Total U.S. Dollar Consideration, the “Total Consideration”). Holders of Notes validly tendered in the Argentine Peso Offer after the Early Tender Date and accepted for purchase will receive only the Argentine Peso Tender Offer Consideration.

All Holders of such purchased Notes may elect to tender all or a portion of their Notes in the U.S. Dollar Offer and/or the Argentine Peso Offer. Holders that validly tender Notes in the U.S. Dollar Offer shall receive payment in U.S. Dollars for their Notes that are accepted for purchase and Holders that validly tender Notes in the Argentine Peso Offer shall receive payment in Argentine pesos for their Notes that are accepted for purchase, subject to the applicable Maximum Tender Amount. Payment in Argentine pesos will be based on the Total Argentine Peso Consideration or Argentine Peso Tender Offer Consideration, as applicable, expressed in U.S. dollars, converted to Argentine pesos at the greater of (a) the applicable U.S. dollar-Argentine peso exchange rate prevailing on the Exchange Rate Date (defined herein) (the “Exchange Rate”) and (b) Argentine Ps.3.790 per US$1.00. We will announce the applicable exchange rate upon which payment in Argentine pesos will be based by press release promptly following the Exchange Rate Date. In addition, all Holders of such purchased Notes will also receive the applicable accrued and unpaid interest on the Notes up to, but excluding, the date of payment of the applicable Tender Offer Consideration (the “Settlement Date”) in the applicable Offer currency. The applicable Tender Offer Consideration, the Early Tender Premium, if any, and the applicable accrued and unpaid interest will be payable on the Settlement Date. Any payments of such accrued and unpaid interest on the Notes will not be made from the applicable Maximum Tender Amount.

The Offers are being made on the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying Letter of Transmittal. The outstanding Notes of each series are represented by global certificates registered in the name of The Depository Trust Company or its nominee (“DTC”). All Holders of Notes electing to tender in these Offers must do so pursuant to DTC’s book-entry procedures, but only Holders who hold their Notes through Euroclear or Clearstream will be able to participate in the Argentine Peso Offer.

Notes tendered pursuant to the Offers may be validly withdrawn at any time up to the Withdrawal Date (defined herein), but, except as provided herein or required by law, after such time may not be validly withdrawn. The Company may, with respect to either or both Offers, extend or otherwise amend the Early Tender Date or the Expiration Date, or increase the Maximum Tender Amount, without extending the Withdrawal Date or otherwise reinstating withdrawal rights of Holders. If either or both Offers are terminated at any time with respect to any or all series of Notes, the Notes of such series tendered pursuant to such Offer will be promptly returned to the tendering Holders.

The Offers will expire at 11:59 p.m., New York City time, on October 22, 2009 (12:59 a.m. Buenos Aires time, on October 23, 2009), unless extended by the Company (such date and time, as the same may be extended with respect to either or both Offers, the “Expiration Date”).  In order to receive the Early Tender Premium (defined below), Holders of Notes must tender their Notes before 5:00 p.m., New York City time (6:00 p.m. Buenos Aires time), on October 7, 2009, unless extended by the Company (such date and time, as the same may be extended, the “Early Tender Date”).  Holders who tender their Notes after the Early Tender Date will receive only the Tender Offer Consideration. The Offers are governed by the times and dates referred to herein based on New York City time. Times and dates based on Buenos Aires time are provided solely for your convenience.

Title of Security	CUSIP/ISIN Numbers	Acceptance Priority Level	Aggregate Principal Amount Outstanding	U.S. Dollar Tender Offer Consideration(1)	Argentine Peso Tender Offer Consideration(1)(2)	Early Tender Premium(1)(3)	Total U.S. Dollar Consideration(1)	Total Argentine Peso Consideration(1)(2)
8.850% Conversion Notes due August 2011	879378AL1 US879378AL14	1	US$28,576	US$1055.00	US$1071.00	US$15.00	US$1070.00	US$1086.00

9.125% Notes due November 2010	879378AJ6 US879378AJ67	2	US$195,507,000	US$1045.00	US$1061.00	US$15.00	US$1060.00	US$1076.00

8.850% Notes due August 2011	879378AK3 US879378AK31	3	US$134,644,000	US$1055.00	US$1071.00	US$15.00	US$1070.00	US$1086.00

(1)           Per US$1,000 principal amount of Notes.

(2)           Will be paid in Argentine pesos. Payment in Argentine pesos will be based on the Argentine Peso Tender Offer Consideration or Total Argentine Peso Consideration, as applicable, expressed in U.S. dollars, converted to Argentine pesos at the greater of (a) the Exchange Rate prevailing on the Exchange Rate Date and (b) Argentine Ps.3.790 per US$1.00.

(3)           Will be payable in U.S. dollars and/or Argentine pesos (depending on whether the Holder validly tenders such Notes in the U.S. Dollar Offer or the Argentine Peso Offer). Payment in Argentine pesos will be based on the Argentine Peso Tender Offer Consideration or Total Argentine Peso Consideration, as applicable, expressed in U.S. dollars, converted to Argentine pesos at the greater of (a) the Exchange Rate prevailing on the Exchange Rate Date and (b) Argentine Ps.3.790 per US$1.00.

The Dealer Manager for the Offer is:
Citi
September 24, 2009

Upon the terms and subject to the conditions of the Offers, the Company will notify The Bank of New York Mellon (the “Depositary”) in writing, promptly after the Expiration Date, which Notes tendered, if any, are accepted for purchase and payment pursuant to the Offers.

Notwithstanding any other provision of the Offers, the Company’s obligation to accept for purchase, and to pay for, Notes validly tendered pursuant to the Offers (up to the applicable Maximum Tender Amount) is subject to, and conditioned upon, the satisfaction of or, where applicable, its waiver with respect to either or both Offers of the General Conditions (defined herein).  The Offers are not conditioned on any minimum amount of Notes being tendered and either or both Offers may be amended, extended, withdrawn or terminated, in whole or in part, with respect to one or more series of Notes.

The Company reserves the right, subject to applicable law, with respect to the Notes and the Offers to:

•
accept for purchase and pay for all Notes validly tendered before the Early Tender Date or Expiration Date, as applicable, and to keep either or both Offers open or extend the Early Tender Date or Expiration Date to a later date and time with respect to one or both series of Notes as announced by the Company;

•	waive any or all conditions to either or both Offers with respect to one or both series of Notes;

•	terminate either or both Offers with respect to one or both series of Notes;

•	otherwise amend either or both Offers in any respect with respect to one or both series of Notes; or

•	delay accepting any or all series of Notes.

None of the Company, the Depositary, the Luxembourg Tender Agent, the Information Agent, the Dealer Manager or the trustee with respect to the Notes subject to the Offers is making any recommendation as to whether Holders should tender Notes in response to the Offers.

See “Terms of the Offers—Risk Factors” and “Material U.S. Federal Income Tax Considerations” for a discussion of certain factors that should be considered in evaluating the Offers.

The Company expressly reserves the absolute right, in its sole discretion, subject to applicable law, from time to time to purchase any Notes that remain outstanding after the Expiration Date through open market purchases or privately negotiated transactions, one or more additional tender or exchange offers or otherwise, on terms that may be more or less favorable to Holders of Notes than the terms of these Offers, or to exercise any of its rights to redeem any series of Notes under the indenture governing such series of Notes. Any future purchases by the Company will depend on various factors existing at that time. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) the Company will choose to pursue in the future.

THIS OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE A DECISION IS MADE WITH RESPECT TO THE OFFERS.

IMPORTANT INFORMATION

Each series of the Notes is represented by a global certificate registered in the name of DTC. DTC is the only registered holder of the Notes. DTC facilitates the clearance and settlement of Notes transactions through electronic book-entry changes in accounts of DTC participants. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

A beneficial owner whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee and who desires to tender such Notes in the Offers must contact its nominee and instruct the nominee to tender its Notes on its behalf.

To properly tender Notes in either Offer, the Depositary must receive, prior to the Early Tender Date or Expiration Date, as applicable:

•	an agent’s message through the automated tender offer program (“ATOP”) of DTC relating to the applicable Offer; and

•
Holders participating in the Argentine Peso Offer must hold their Notes through Euroclear or Clearstream and also deliver a properly completed Letter of Transmittal according to the procedure for book-entry transfer described in this Offer to Purchase.

For more information regarding the procedures for tendering your Notes, see “Terms of the Offers—Procedures for Tendering.”

The Bank of New York Mellon (Luxembourg) S.A. is acting as Luxembourg tender agent (the “Luxembourg Tender Agent”) in connection with the Offers. If you are in Luxembourg, you may (but are not required to) contact the Luxembourg Tender Agent and ask it to assist you in tendering Notes according to the procedures described herein. Any services in connection with the Offers may be performed in Luxembourg, at the offices of the Luxembourg Tender Agent, where all information and documentation in connection with the Offers will be available free of charge.

Requests for additional copies of this Offer to Purchase and requests for assistance relating to the procedures for tendering Notes may be directed to Global Bondholders Services Corporation (the “Information Agent”) at the address and telephone number on the back cover of this Offer to Purchase. Requests for assistance relating to the terms and conditions of the Offers may be directed to the Dealer Manager at the address and telephone number on the back cover of this Offer to Purchase. Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance regarding the Offers.

This Offer to Purchase contains important information that Holders are urged to read before any decision is made with respect to the Offers.

This Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer or solicitation under applicable securities or blue sky laws. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offers will be deemed to be made on the Company’s behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

The delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in the affairs of the Company since the date hereof.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Offer to Purchase, and, if given or made, such information or representation may not be relied upon as having been authorized by the Company, the Depositary, the Information Agent, the Luxembourg Tender Agent, the Dealer Manager or the trustee.

Neither the Securities and Exchange Commission nor the CNV nor any state securities commission has approved or disapproved this Offer to Purchase or determined if this Offer to Purchase is truthful or complete. Any representation to the contrary is a criminal offense.

You should carefully consider all of the information contained in this Offer to Purchase prior to tendering your Notes.  In particular, we urge you to carefully consider the information set forth under “Risk Factors”, including exchange control risks described therein and other risks and uncertainties relating to us, our business and tendering the Notes.

Each of the series of Notes has been issued under the Indenture between the Company and The Bank of New York Trust Company, N.A., dated as of August 7, 2003 (as so amended, the “Indenture”).

The trustee has not independently verified and makes no representation or warranty, express or implied, and assumes no responsibility, for the accuracy or adequacy of the information provided in these Offers to Purchase. The trustee will conclusively rely on the results of these Offers as reported by the Depositary and us, and the trustee will have no liability in connection with such information.

United Kingdom

The communication of this Offer to Purchase, the Letter of Transmittal and any other documents or materials relating to the Offers are not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public, and are only for circulation to persons falling within Article 43(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or to other persons to whom it may lawfully be communicated in accordance with the Order.

Argentina

The Argentine Comisión Nacional de Valores (“CNV”) authorized the public offering of the Notes in Argentina through Certificate No. 294 dated July 8, 2003. Such authorization means only that the information requirements imposed by CNV at such time have been fulfilled. The CNV has not expressed, and will not express, any opinion in connection with the information contained in this Offer to Purchase.

Uruguay

The Notes issued by the Company are not and will not be registered before the Central Bank of Uruguay. The Offers in cash to repurchase said Notes constitute a private placement under Section 2 of Uruguayan law 16,749.

v

IMPORTANT DATES

Holders of Notes should take note of the following dates in connection with the Offers. The Offers are governed by the times and dates referred to herein based on New York City time. Times and dates based on Buenos Aires time are provided solely for your convenience.

Date	Calendar Date and Time	Event
Early Tender Date	5:00 p.m., New York City time (6:00 p.m. Buenos Aires time), on October 7, 2009, unless extended or earlier terminated.	The last day for Holders to tender Notes to qualify for the payment of the Total Consideration.

Withdrawal Date	5:00 p.m., New York City time (6:00 p.m. Buenos Aires time), on October 7, 2009, unless extended or earlier terminated.	The last day to validly withdraw tenders of Notes. Notes tendered after the Withdrawal Date may not be withdrawn, except as required by law.

Exchange Rate Date	12:00 p.m., New York City time (1:00 p.m. Buenos Aires time), on October 20, 2009, unless extended or earlier terminated.
The date on which the Exchange Rate will be determined for the purpose of calculating the price in Argentine pesos at which the Company will purchase Notes from Holders who have validly tendered in the Argentine Peso Offer. We will announce the applicable exchange rate upon which payment in Argentine pesos will be based by press release promptly following the Exchange Rate Date.

Expiration Date	11:59 p.m., New York City time, on October 22, 2009 (12:59 a.m. Buenos Aires time, on October 23, 2009), unless extended or earlier terminated with respect to any or all series of the Notes.	The last day for Holders to tender Notes to qualify for payment of the Tender Offer Consideration for Notes tendered after the Early Tender Date.

Settlement Date
Promptly after the Expiration Date, expected to be October 27, 2009, provided that the General Conditions have either been satisfied or, where applicable, waived, and assuming the Offers are not extended.

The Company will, in the case of the U.S. Dollar Offer, deposit with the Depositary the amount of cash necessary to pay, and the Depositary will pay, to each Holder whose Notes are accepted for purchase in the U.S. Dollar Offer the Total U.S. Dollar Offer Consideration or the U.S. Dollar Tender Offer Consideration, as applicable, plus the applicable accrued and unpaid interest in respect of such Notes and, in the case of the Argentine Peso Offer, such payments will be made directly by the Company to the accounts of Euroclear and/or Clearstream at a financial institution in Argentina for further credit by Euroclear and/or Clearstream to the accounts of their participants. See “Terms of the Offers—Risk Factors—Holders may be unable to transfer out of Argentina Argentine pesos received in the Argentine Peso Offer” for information regarding Argentine exchange control risk. The Company shall have no obligation to pay interest by reason of any delay by the Depositary or DTC in making payments to the Holders in the U.S. Dollar Offer or by Euroclear and/or Clearstream in the Argentine Peso Offer.

TABLE OF CONTENTS

Page
Important Information	iv
Important Dates	vi
Summary	1
Telefónica de Argentina S.A.	9
Available Information	10
Documents Incorporated by Reference	10
Forward-Looking Statements	11
Purpose of the Offers	11
Terms of the Offers	12
General	12
Total Consideration	13
Maximum Tender Amounts	13
Source and Amount of Funds	14
Conditions of the Offers	14
Risk Factors	16
Procedures for Tendering	17
Determination of Validity	21
Acceptance of Notes for Purchase; Payment for Notes	21
Return of Unaccepted Notes	23
Early Tender Date; Expiration Date; Extensions; Amendments	23
Withdrawal Rights	24
No Appraisal Rights	24
Fees and Expenses	25
Brokerage Commissions	25
Transfer Taxes	25
Certain U.S. Federal Income Tax Considerations	26
Material Argentine Tax Considerations	28
Dealer Manager, Depositary, Luxembourg Tender Agent and Information Agent	32
Miscellaneous	33

SUMMARY

The following summary is provided solely for the convenience of Holders.  This summary is not intended to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the information appearing elsewhere or incorporated by reference in this Offer to Purchase.  Each undefined capitalized term used in this Summary has the meaning set forth elsewhere in this Offer to Purchase.  Holders are urged to read this Statement in its entirety.

The Offeror	Telefónica de Argentina S.A., an Argentine sociedad anónima (limited liability company)
The Notes	Title of Security	CUSIP/ISIN Numbers	Acceptance Priority Level	Aggregate Principal Amount Outstanding
	8.850% Conversion Notes due August 2011	879378AL1 US879378AL14	1	US$28,576

	9.125% Notes due November 2010	879378AJ6 US879378AJ67	2	US$195,507,000

	8.850% Notes due August 2011	879378AK3 US879378AK31	3	US$134,644,000

The Offers
We are offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase, the outstanding Notes set forth above up to the Maximum Tender Amounts at the prices per Note as set forth on the cover of this Offer to Purchase.

Purpose of the Offers
The purpose of the Offers is to repurchase a portion of the Notes, reduce the Company’s exposure to fluctuations in the U.S. dollar-Argentine peso exchange rate and for liability management purposes. The Company intends to fund the purchase of the Notes pursuant to the Offers with cash on hand. The Company reserves the right, but shall not be required and assumes no obligation, to cancel any repurchased Notes.

Maximum Tender Amounts
The Company is offering to purchase the Notes for an aggregate purchase price of up to US$50 million in the U.S. Dollar Offer (the “Maximum U.S. Dollar Tender Amount”), provided that in no event will the aggregate purchase price of the 2011 Notes purchased by the Company in the U.S. Dollar Offer exceed US$25 million, and up to Argentine Ps.200 million in the Argentine Peso Offer (the “Maximum Argentine Peso Tender Amount”) (each a “Maximum Tender Amount” and, together, the “Maximum Tender Amounts”), provided that in no event will the aggregate purchase price of the 2011 Notes purchased by the Company in the Argentine Peso Offer exceed Argentine Ps.100 million. Holders of Notes may elect to tender Notes in either Offer, but will not be able to tender the same Notes in both Offers. Holders of purchased Notes will receive payment in U.S. dollars or Argentine pesos, depending on whether the Holder validly tenders Notes in the U.S. Dollar Offer or the Argentine Peso Offer, subject to the applicable Maximum Tender Amount. Payments will be made in Argentine pesos in the Argentine Peso

Offer directly by the Company to the accounts of Euroclear and/or Clearstream at a financial institution in Argentina for further credit by Euroclear and/or Clearstream to the accounts of their participants See “Terms of the Offers—Risk Factors—Holders may be unable to transfer out of Argentina Argentine pesos received in the Argentine Peso Offer” for information regarding Argentine exchange control risk.

If the aggregate purchase price of Notes of all series tendered in the U.S. Dollar Offer exceeds the Maximum U.S. Dollar Tender Amount, then we will accept for purchase (1) first, all of the Notes with the First Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary), (2) thereafter the Notes with the Second Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary) and (3) thereafter the Notes with the Third Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary) (with adjustments downward to avoid the purchase of Notes in a principal amount other than multiples of US$1,000) such that the total purchase price payable for the Notes accepted in the U.S. Dollar Offer does not exceed US$50 million, provided that in no event will the aggregate purchase price of the 2011 Notes purchased by the Company in the U.S. Dollar Offer exceed US$25 million.

Similarly, if the aggregate purchase price of Notes of all series tendered in the Argentine Peso Offer exceeds the Maximum Argentine Peso Tender Amount, then we will accept for purchase (1) first, all of the Notes with the First Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary), (2) thereafter the Notes with the Second Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary) and (3) thereafter the Notes with the Third Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary) (with adjustments downward to avoid the purchase of Notes in a principal amount other than multiples of US$1,000) such that the total purchase price payable for the Notes accepted in the Argentine Peso Offer does not exceed Argentine Ps.200 million, provided that in no event will the aggregate purchase price of the 2011 Notes purchased by the Company in the Argentine Peso Offer exceed Argentine Ps.100 million.

Expiration Date
Each Offer will expire at 11:59 p.m., New York City time, on October 22, 2009 (12:59 a.m. Buenos Aires time, on October 23, 2009), unless the Company extends or earlier terminates either or both Offers.  If a broker, dealer, commercial bank, trust company or other nominee holds your Notes, such nominee may have an earlier deadline for accepting the Offers. You should promptly contact the broker, dealer, commercial bank, trust company or other nominee that holds your Notes to determine its deadline.

Early Tender for the Offers
Each Holder validly tendering Notes before the Early Tender Date and whose Notes are accepted for purchase shall be entitled to receive the Total U.S. Dollar Consideration and/or the Total Argentine Peso Consideration, as applicable, which includes the Early Tender Premium, with respect to the Notes so tendered and accepted for purchase, subject to the terms and conditions set forth in this Offer to Purchase. A Holder validly tendering Notes after the Early Tender Date will receive only the U.S. Dollar Tender Offer Consideration and/or the Argentine Peso Tender Offer Consideration, as applicable.

Early Tender Date	The Early Tender Date for each Offer will be at 5:00 p.m., New York City time (6:00 p.m. Buenos Aires time), on October 7, 2009, unless the Company extends or earlier terminates either or both Offers.

Consideration for the Offers
Holders who validly tender their Notes before the Early Tender Date and whose Notes are accepted for purchase will receive the Total U.S. Dollar Consideration and/or the Total Argentine Peso Consideration, as applicable, as described below.
Holders who validly tender their Notes after the Early Tender Date and whose Notes are accepted for purchase will receive only the U.S. Dollar Tender Offer Consideration and/or the Argentine Peso Tender Offer Consideration, as applicable, as described below.

U.S. Dollar Tender Offer Consideration
The consideration for each US$1,000 face amount of the 2011 Conversion Notes, each US$1,000 face amount of the 2010 Notes and each US$1,000 face amount of the 2011 Notes validly tendered and accepted for purchase in the U.S. Dollar Offer will be the applicable U.S. Dollar Tender Offer Consideration set forth in the table on the cover of this Offer to Purchase for each series of Notes.

Argentine Peso Tender Offer Consideration
The consideration for each US$1,000 face amount of the 2011 Conversion Notes, each US$1,000 face amount of the 2010 Notes and each US$1,000 face amount of the 2011 Notes validly tendered and accepted for purchase in the Argentine Peso Offer will be the applicable Argentine Peso Tender Offer Consideration set forth in the table on the cover of this Offer to Purchase for each series of Notes.

Total U.S. Dollar Consideration
Total U.S. Dollar Consideration is the aggregate of the U.S. Dollar Tender Offer Consideration with respect to each series of Notes plus the Early Tender Premium for each series of Notes set forth in the table on the cover of this Offer to Purchase.  In the interest of clarity, the Early Tender Premium is included in the Total U.S. Dollar Consideration and is NOT paid in addition to the Total U.S. Dollar Consideration.

Total Argentine Peso Consideration
Total Argentine Peso Consideration is the aggregate of the Argentine Peso Tender Offer Consideration with respect to each series of Notes plus the Early Tender Premium for each series of Notes set forth in the table on the cover of this Offer to Purchase.  In the interest of clarity, the Early Tender Premium is included in the Total Argentine Peso Consideration and is NOT paid in addition to the Total Argentine Peso Consideration.

Exchange Rate
The applicable U.S. dollar-Argentine peso exchange rate will be the greater of (a) the exchange rate for the purchase of U.S. dollars prevailing on the Exchange Rate Date as reported by Argentina’s Central Bank (tipo de cambio de referencia), which can be accessed via: https://mbrservices.net/emtatest/currate.asp, and (b) Argentine Ps.3.790 per US$1.00. We will announce the applicable exchange rate upon which payment in Argentine pesos will be based by press release promptly following the Exchange Rate Date.

Exchange Rate Date	12:00 p.m., New York City time (1:00 p.m. Buenos Aires time), on October 20, 2009, unless the Company extends or earlier terminats the Argentine Peso Offer (the “Exchange Rate Date”).

Accrued Interest
Subject to the terms and conditions of the Offers, in addition to the Total Consideration or the Tender Offer Consideration, as applicable, Holders who validly tender their Notes and whose Notes are accepted for purchase in the Offers will also be paid the applicable accrued and unpaid interest from the last interest payment date to, but excluding, the Settlement Date, payable on the Settlement Date. Any payments of such accrued and unpaid interest on the Notes will not be made from the applicable Maximum Tender Amount. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by the Depositary or DTC in making payments to the Holders in the U.S. Dollar Offer or by Euroclear and/or Clearstream in the Argentine Peso Offer. The amount payable to Holders who validly tender their Notes in the Argentine Peso Offer on account of such accrued interest will be converted into Argentine pesos at the Exchange Rate and will be paid together with the purchase price for the Notes accepted by the Company in the Argentine Peso Offer.

Settlement Date	Each Offer will settle promptly after its Expiration Date. Assuming the Offers are not extended, the Company expects that the Settlement Date for both Offers will be October 27, 2009.

Acceptance of Tendered Notes and Payment
Upon the terms of the Offers and upon satisfaction or waiver of the conditions to either or both Offers specified herein under “Terms of the Offers—Conditions of the Offers,” the Company will (a) accept for purchase Notes validly tendered (or defectively tendered, if the Company has waived such defect) up to the Maximum Tender Amounts (and subject to possible proration as described in this Offer to Purchase) with respect to the Offers, and (b) promptly pay the Total Consideration or Tender Offer Consideration, as the case may be, (plus the applicable accrued and unpaid interest), on the Settlement Date for all Notes accepted for purchase.

Payment of the Total Consideration with respect to Notes accepted for purchase in either Offer that are validly tendered before the applicable Early Tender Date, and payment of the Tender Offer Consideration with respect to Notes accepted for purchase in either Offer that are validly tendered after the applicable Early Tender Date and before the applicable Expiration Date, will, in each case, be made on the applicable Settlement Date.
The Company reserves the right, subject to applicable law, with respect to either or both Offers to (a) accept for purchase and pay for all Notes validly tendered before the Early Tender Date or Expiration Date, as applicable, and to keep the Offers open or extend the Early Tender Date or Expiration Date to a later date and time with respect to one or more series of Notes as announced by the Company; (b) waive any or all conditions to the Offers with respect to one or more series of Notes; (c) terminate the Offers with respect to one or more series of Notes; or (d) otherwise amend the Offers in any respect with respect to one or more series of Notes.

Conditions of the Offers
The Company’s obligation to accept for purchase, and to pay for, Notes validly tendered (up to the Maximum Tender Amounts) is subject to, and conditioned upon, the satisfaction or, where applicable, waiver of the General Conditions.  See “Terms of the Offers—Conditions of the Offers.”  The Offers are not conditioned on any minimum amount of Notes being tendered.  Subject to applicable law, the Company expressly reserves the right, in its sole discretion, to terminate either or both Offers at any time with respect to any or all series of Notes.  If either or both Offers are terminated at any time with respect to any or all series of Notes, the Notes of such series tendered pursuant to such Offers will be promptly returned to the tendering Holders.

How to Tender Notes
If your Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that registered holder promptly and instruct him, her or it to tender your Notes on your behalf.

To properly tender Notes in the U.S. Dollar Offer, the DTC participant through whom you hold Notes must comply with the ATOP procedures of DTC.

To properly tender Notes in the Argentine Peso Offer, you must hold your Notes through Euroclear or Clearstream and your Euroclear or Clearstream participant must tender the Notes by (i) delivering “blocking” instructions (defined herein) to Euroclear or Clearstream in accordance with the procedures and deadlines specified by Euroclear or Clearstream prior to the Expiration

Date or Early Tender Date, as the case may be, and (ii) completing, singing and dating the Letter of Transmittal, or a facsimile of the Letter of Transmittal; and mailing or delivering the Letter of Transmittal or facsimile thereof (with the original to follow) to the Depositary prior to the Expiration Date or Early Tender Date, as the case may be.

For the avoidance of doubt, all payments made in connection with the Argentine Peso Offer will be made to an account held by Euroclear or Clearstream, as applicable, with a financial institution in Argentina.  Euroclear or Clearstream, as applicable, will then credit such funds to their respective participants for further crediting to the accounts of the beneficial owners whose Notes are validly tendered and accepted in the Argentine Peso Offer. Beneficial owners may not be able to receive the Argentine peso funds resulting from the Argentine Peso Offer unless they have an account denominated in Argentine pesos in Argentina. For the avoidance of doubt, payment for Notes tendered in the Argentine Peso Offer will occur outside of the DTC system. See “Terms of the Offers—Risk Factors—Holders may be unable to transfer out of Argentina Argentine pesos received in the Argentine Peso Offer.”

In turn, the DTC participants through which Euroclear and/or Clearstream  hold the Notes must:

•  comply with the ATOP procedures of DTC, and

•  (i) complete and sign and date the Letter of Transmittal, or a facsimile of the Letter of Transmittal (with the original to follow); (ii) indicate the account numbers of Euroclear or Clearsteam, as the case may be, at a financial institution in Argentina where the Argentine pesos in respect of any Note, validly tendered and accepted for purchase in the Argentine Peso Offer can be deposited; (iii) have signatures guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act and (iv) mail or deliver the Letter of Transmittal or facsimile thereof (with the original to follow) to the Depositary prior to the Early Tender Date or Expiration Date, as applicable. To the extent an account number as described in (ii) above is not provided, the Notes for which the related account information is lacking will not be purchased and will be returned.

See “Terms of the Offers—Procedures for Tendering.” For further information, call the Depositary or the Dealer Manager or consult your broker, dealer, commercial bank or trust company for assistance.

If you are in Luxembourg, you may (but are not required to) contact the Luxembourg Tender Agent and ask it to assist you in tendering Notes according to the procedures described herein. Any services in connection with the Offers may be performed in Luxembourg, at the offices of the Luxembourg Tender Agent, where all information and documentation in connection with the Offers will be available free of charge.

Withdrawal Rights
Tenders of Notes in either Offer may be validly withdrawn at any time up to 5:00 p.m., New York City time (6:00 p.m. Buenos Aires time), on October 7, 2009 (the “Withdrawal Date”) unless the Company extends such date with regard to either or both Offers but, except as provided herein or required by law, after such time may not be validly withdrawn.

Risk Factors
See “Terms of the Offers—Risk Factors” for a discussion of certain factors that should be considered in evaluating the Offers, including exchange control risk described under “Terms of the Offers—Risk Factors—Holders may be unable to transfer out of Argentina Argentine pesos received in the Argentine Peso Offer.”

Certain U.S. Federal Income Tax Considerations	For a discussion of certain U.S. federal income tax considerations of the Offers applicable to U.S. Holders of Notes, see “Certain U.S. Federal Income Tax Considerations.”

Material Argentine Tax Considerations	For a discussion of material Argentine tax considerations of the Offers applicable to Holders of Notes, see “Material Argentine Tax Considerations.”

Untendered or Unpurchased Notes
Any tendered Notes that are not accepted for purchase by the Company will be returned without expense to their tendering Holder. Notes not tendered or otherwise not purchased pursuant to the Offers will remain outstanding. If the Offers are consummated, the aggregate principal amount that remains publicly held of each series of Notes that is purchased in part in the Offers will be reduced at that time.  This may adversely affect the liquidity of and, consequently, the market price for the Notes of such series that remain outstanding after consummation of the Offers.

Dealer Manager	Citigroup Global Markets Inc. is serving as Dealer Manager in connection with the Offers. The Dealer Manager’s contact information appears on the back cover of this Offer to Purchase.

Depositary	The Bank of New York Mellon is serving as Depositary in connection with the Offers.

Information Agent
Global Bondholder Services Corporation is serving as Information Agent in connection with the Offers.  Requests for additional copies of this Offer to Purchase should be directed to the Information Agent.  Its contact information appears on the back cover of this Offer to Purchase.

Luxembourg Tender Agent	The Bank of New York Mellon (Luxembourg) S.A. is acting as Luxembourg Tender Agent in connection with the Offers.

Brokerage Commissions
No brokerage commissions are payable by Holders to the Company, the Dealer Manager, the Depositary or the Information Agent.  If your Notes are held through a broker or other nominee who tenders the Notes on your behalf, your broker may charge you a commission for doing so.  You should consult with your broker or nominee to determine whether any charges will apply.  See “Terms of the Offers.”

TELEFÓNICA DE ARGENTINA S.A.

Telefónica de Argentina S.A. (referred to herein as the “Company,” “we” or “our”) was incorporated in Argentina in 1990 as an Argentine sociedad anónima (a limited liability company).  Telefónica S.A. indirectly holds approximately 98.0% of our outstanding shares. Our principal executive offices are located at Avenida Ingeniero Huergo 723 (C1107AOH), Buenos Aires, Argentina, and our telephone number is (5411) 4332-2066. Our website address is www.telefonica.com.ar.  Material contained on our website is not part of and is not incorporated by reference in this Offer to Purchase.

We have a non-expiring license to provide telecommunications services throughout Argentina. We also provide other telephone-related services such as international long-distance service, data transmission and Internet service.

We are organized through the following commercial units:

•
Corporate customers—this business unit attends to our approximately 1,000 top customers, including government offices, and specializes in the development of integrated and high quality solutions. Our main goal is to focus on the needs and opportunities of big companies and the customers and opportunities they offer in terms of service demand;

•
Small and midsize business customers—this business unit serves approximately 180,000 customers by supplying differential service and hands-on advice, and promoting growth in small and medium enterprises through value propositions based on an understanding of customers’ needs, training and development of new products and services tailored to each specific need;

•	Residential customers—this business unit represents our traditional business, and is focused on households, pensioners and public telephones. This unit serves more than four million lines in service;

•
Wholesale business—this business unit serves other telecommunication providers, such as cellular companies, or fixed-line providers, with network access and facilities. In addition to the necessary interconnection service, the wholesale business offers optional products and services (such as direct digital lines, long-distance transmission, broadband links, and IP traffic).

AVAILABLE INFORMATION

The Company currently files reports and other information with the SEC in accordance with the United States Notes Exchange Act of 1934, as amended (the “Exchange Act”).  Such reports and other information (including the documents incorporated by reference into this Offer to Purchase) may be inspected and copied at the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549.  Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at its Washington address.  The SEC also maintains a site on the World Wide Web (http://www.sec.gov) that contains reports, proxy statements and other information regarding companies like the Company that file electronically with the SEC.

The Company is also required to disclose material information to the CNV, which is made publicly available in Spanish only through the CNV’s website.

Copies of the materials referred to in the preceding paragraph, as well as copies of this Offer to Purchase and any current amendment or supplement to the Offers, may also be obtained from the Information Agent at its address set forth on the back cover of this Offer to Purchase. If you are in Luxembourg, you may (but are not required to) contact the Luxembourg Tender Agent and ask it to assist you in tendering Notes according to the procedures described herein.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the SEC with respect to the Company are incorporated herein by reference and shall be deemed to be a part hereof:

•	Annual Report on Form 20-F for the year ended December 31, 2008; and

•
Current Reports on Form 6-K filed on April 21, 2009, April 23, 2009, April 27, 2009, May 7, 2009 (both filings), June 1, 2009, June 24, 2009, June 30, 2009, July 7, 2009 (regarding the purchase by the Company’s controlling shareholder of residual shareholdings in the Company), July 28, 2009, and August 7, 2009.

All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Purchase and before the Expiration Date shall be deemed to be incorporated by reference in and made a part of this Offer to Purchase from the date of filing such documents.

Any statement contained herein or contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

The Luxembourg Tender Agent and Information Agent will provide without charge to each person to whom this Offer to Purchase is delivered upon the request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to the Luxembourg Tender Agent and Information Agent at their respective addresses set forth on the back cover of this Offer to Purchase.

FORWARD-LOOKING STATEMENTS

Statements included or incorporated by reference herein may constitute “forward-looking statements” within the meaning of the Private Notes Litigation Reform Act of 1995.  Forward-looking statements are based on expectations, forecasts, and assumptions by the Company’s management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation, those set forth in “Item 3D—Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, incorporated herein by reference.

The Company cannot be certain that any expectations, forecasts, or assumptions made by its management in preparing these forward-looking statements will prove accurate, or that any projections will be realized.  It is to be expected that there may be differences between projected and actual results.  The forward-looking statements speak only as of the date of their initial issuance, and the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

PURPOSE OF THE OFFERS

The purpose of the Offers is to repurchase a portion of the Notes, reduce the Company’s exposure to fluctuations in the U.S. dollar-Argentine peso exchange rate and for liability management purposes. The Company intends to fund the purchase of the Notes pursuant to the Offers with cash on hand. The Company reserves the right, but shall not be required and assumes no obligation, to cancel any repurchased Notes.

TERMS OF THE OFFERS

General

The Company is offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase, the outstanding Notes set forth on the cover of this Offer to Purchase up to the Maximum Tender Amounts of the Notes.

The U.S. Dollar Tender Offer Consideration for each US$1,000 face amount of the 2011 Conversion Notes, for each US$1,000 face amount of the 2010 Notes and for each US$1,000 face amount of the 2011 Notes if applicable, in accordance with the Acceptance Priority Level, validly tendered before the Early Tender Date and accepted for purchase will be the Total U.S. Dollar Consideration, which will be payable on the Settlement Date. The Total U.S. Dollar Consideration is the U.S. Dollar Tender Offer Consideration plus the Early Tender Premium for each series of Notes set forth in the table on the cover of this Offer to Purchase.  In the interest of clarity, the Early Tender Premium is included in the Total U.S. Dollar Consideration and is NOT paid in addition to the Total U.S. Dollar Consideration. Holders of Notes tendering after the Early Tender Date, but before the Expiration Date, will only be eligible to receive the U.S. Dollar Tender Offer Consideration, which will be payable to such Holders on the Settlement Date.

The Argentine Peso Tender Offer Consideration for each US$1,000 face amount of the 2011 Conversion Notes, for each US$1,000 face amount of the 2010 Notes and for each US$1,000 face amount of the 2011 Notes if applicable, in accordance with the Acceptance Priority Level, validly tendered before the Early Tender Date and accepted for purchase will be the Total Argentine Peso Consideration, which will be payable on the Settlement Date. The Total Argentine Peso Consideration is the Argentine Peso Tender Offer Consideration plus the Early Tender Premium for each series of Notes set forth in the table on the cover of this Offer to Purchase.  In the interest of clarity, the Early Tender Premium is included in the Total Argentine Peso Consideration and is NOT paid in addition to the Total Argentine Peso Consideration. Holders of Notes tendering after the Early Tender Date, but before the Expiration Date, will only be eligible to receive the Argentine Peso Tender Offer Consideration, which will be payable to such Holders on the Settlement Date.

Holders of Notes may elect to tender Notes in either Offer, but will not be able to tender the same Notes in both Offers. All Holders of purchased Notes may elect to receive payment in U.S. dollars and/or Argentine pesos, depending on whether the Holder tenders Notes in the U.S. Dollar Offer and/or the Argentine Peso Offer, subject to the applicable Maximum Tender Amount. Payment in Argentine pesos will be based on the Total Argentine Peso Consideration or Argentine Peso Tender Offer Consideration, as applicable, expressed in U.S. dollars, converted to Argentine pesos at the greater of (a) the Exchange Rate prevailing on the Exchange Rate Date as reported by Argentina’s Central Bank (tipo de cambio de referencia), which can be accessed via: https://mbrservices.net/emtatest/currate.asp, and (b) Argentine Ps.3.790 per US$1.00. We will announce the applicable exchange rate upon which payment in Argentine pesos will be based by press release promptly following the Exchange Rate Date. Adjustments to the Exchange Rate will be calculated to the nearest 1/1,000th of an Argentine peso, with five ten-thousandths rounded upward (e.g., 3.8295 would be rounded up to 3.830).

If a broker, dealer, commercial bank, trust company or other nominee holds your Notes, such nominee may have an earlier deadline for accepting the Offers. You should promptly contact the broker, dealer, commercial bank, trust company or other nominee that holds your Notes to determine its deadline.

Upon the terms and subject to the conditions of the Offers, in addition to the Total Consideration or the Tender Offer Consideration, as applicable, Holders who validly tender their Notes in the Offers and whose Notes are accepted for purchase will also be paid the applicable accrued and unpaid interest from the last interest payment date to, but excluding, the Settlement Date payable on the Settlement Date in the applicable Offer currency.  Any payments of such accrued and unpaid interest on the Notes will not be made from the applicable Maximum Tender Amount. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by the Depositary or DTC in making payments to the Holders in the U.S. Dollar Offer or by Euroclear and/or Clearstream in the Argentine Peso Offer. The amount payable to Holders who validly tender their Notes in the Argentine Peso Offer on account of such accrued interest will be converted into Argentine pesos at the greater of

(a) the Exchange Rate prevailing on the Exchange Rate Date and (b) Argentine Ps.3.790 per US$1.00 and will be paid together with the purchase price for the Notes accepted by the Company in such Offer.

Notes that are validly tendered before the Expiration Date may be subject to proration or may not be purchased at all.  The purchase of any Notes by the Company will be made in accordance with the Acceptance Priority Level for such Notes, subject to the availability of U.S. dollars or Argentine pesos with respect to the applicable Maximum Tender Amount.  For more information regarding possible proration of the Offers with respect to a particular series of Notes or the election to receive payment in U.S. dollars or Argentine pesos, please see “—Maximum Tender Amounts” below.

Notes tendered pursuant to the Offers may be validly withdrawn at any time up to the Withdrawal Date but, except as provided herein or required by law, after such time may not be validly withdrawn. The Company may, with respect to either or both Offers, extend or otherwise amend the Early Tender Date or the Offer Expiration Date, or increase the Maximum Tender Amounts, without extending the Withdrawal Date or otherwise reinstating withdrawal rights of Holders.  If either or both Offers are terminated at any time with respect to any or all series of Notes, the Notes of such series tendered pursuant to such Offer will be promptly returned to the tendering Holders.

Total Consideration

The U.S. Dollar Tender Offer Consideration and Argentine Peso Tender Offer Consideration for each US$1,000 face amount of the 2011 Conversion Notes, each US$1,000 face amount of the 2010 Notes and each US$1,000 face amount of the 2011 Notes tendered and accepted for purchase will be determined by reference to the applicable U.S. Dollar Tender Offer Consideration and Argentine Peso Tender Offer Consideration set forth in the table on the cover of this Offer to Purchase for each series of Notes.  The Total U.S. Dollar Consideration will be the U.S. Dollar Tender Offer Consideration plus the Early Tender Premium for each series of Notes set forth in the table on the cover of this Offer to Purchase. The Total Argentine Peso Consideration will be the Argentine Peso Tender Offer Consideration plus the Early Tender Premium for each series of Notes set forth in the table on the cover of this Offer to Purchase. Holders of purchased Notes may elect to receive the applicable Tender Offer Consideration and the applicable Early Tender Premium in U.S. dollars or Argentine pesos, depending on whether the Holder tenders such Notes in the U.S. Dollar Offer or the Argentine Peso Offer.

Maximum Tender Amounts

The amount of each series of Notes that is purchased in the Offers will be based on the applicable Acceptance Priority Level, subject to the Maximum Tender Amounts. See the front cover of this Offer to Purchase for details of the Maximum Tender Amounts and the Acceptance Priority Levels.

If the aggregate purchase price of Notes of all series tendered in the U.S. Dollar Offer exceeds the Maximum U.S. Dollar Tender Amount, then we will accept for purchase (1) first, all of the Notes with the First Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary), (2) thereafter the Notes with the Second Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary) and (3) thereafter the Notes with the Third Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary) such that the total purchase price payable for the Notes accepted does not exceed US$50 million, provided that in no event will the aggregate purchase price of the 2011 Notes purchased by the Company exceed US$25 million.

If there are sufficient remaining U.S. Dollar funds to purchase some, but not all of the Notes of a series of an applicable Acceptance Priority Level, the amount of Notes purchased in that series will be prorated based on the aggregate purchase price of Notes of that series validly tendered and not withdrawn in the U.S. Dollar Offer. In determining proration for any series, that portion of the Holder’s tendered Notes that will be accepted will be equal to the total amount of such tendered Notes multiplied by a fraction, the numerator of which would be equal to the amount of the Maximum U.S. Dollar Tender Amount remaining available for application to the U.S. Dollar Offer and the denominator of which would be equal to the aggregate principal amount of such series of Notes tendered in the U.S. Dollar Offer, rounded downward to the nearest US$1,000 principal amount.

Similarly, if the aggregate purchase price of Notes of all series tendered in the Argentine Peso Offer exceeds the Maximum Argentine Peso Tender Amount, then we will accept for purchase (1) first, all of the Notes with the First Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary), (2) thereafter the Notes with the Second Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary) and (3) thereafter the Notes with the Third Acceptance Priority Level validly tendered on a pro rata basis (to the extent necessary) such that the total purchase price payable for the Notes accepted does not exceed Argentine Ps.200 million, provided that in no event will the aggregate purchase price of the 2011 Notes purchased by the Company exceed Argentine Ps.100 million.

If there are sufficient remaining Argentine peso funds to purchase some, but not all of the Notes of a series of an applicable Acceptance Priority Level, the amount of Notes purchased in that series will be prorated based on the aggregate purchase price of Notes of that series validly tendered and not withdrawn in the Argentine Peso Offer. In determining proration for any series, that portion of the Holder’s tendered Notes that will be accepted will be equal to the total amount of such tendered Notes multiplied by a fraction, the numerator of which would be equal to the amount of the Maximum Argentine Peso Tender Amount remaining available for application to the Argentine Peso Offer and the denominator of which would be equal to the aggregate principal amount of such series of Notes tendered in the Argentine Peso Offer, rounded downward to the nearest US$1,000 principal amount.

The Offers are not conditioned upon any minimum level of participation. The Company will not be able to definitively determine whether the Offers are oversubscribed or what the effects of proration may be until after the Expiration Date has passed. If proration of a series of tendered Notes is required, the Company or the Depositary will determine the final proration factor as soon as practicable after the Expiration Date and will announce the results of proration by press release.

In addition, the Company may from time to time purchase any Notes that remain outstanding after the Expiration Date through open market purchases or privately negotiated transactions, one or more additional tender or exchange offers or otherwise, on terms that may or may not be equal to the Tender Offer Consideration or exercise any of their rights under the indentures under which such Notes were issued.

Source and Amount of Funds

The Company is offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase, up to the Maximum Tender Amounts of the outstanding Notes.  See “—Maximum Tender Amounts.”  The Company expects to fund its purchase of the Notes pursuant to the Offers from its cash on hand.

Conditions of the Offers

Notwithstanding any other provision of the Offers, the Company will not be obligated to accept for purchase, and pay for, validly tendered Notes of any series pursuant to the Offers if the General Conditions (as defined below) have not been satisfied with respect to such series of Notes.  The Offers are not conditioned upon any minimum amount of Notes being tendered. The purchase of any series of Notes is not conditioned upon the purchase of any other series of Notes, subject to the Acceptance Priority Levels.

For purposes of the foregoing provisions, all of the “General Conditions” shall be deemed to have been satisfied on the Expiration Date, unless any of the following conditions shall have occurred and be continuing on or after the date of this Offer to Purchase and before the Expiration Date with respect to any series of Notes:

(i) any general suspension of trading in, or limitation on prices for, United States or Argentine securities or financial markets or suspension of settlement procedures at DTC, Euroclear or Clearstream, (ii) a material impairment in the trading market for debt or asset-backed securities in the United States or Argentina, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Argentina (whether or not mandatory), (iv) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States or Argentina, (v) any attack on, outbreak or escalation of hostilities or acts of terrorism involving the United States or Argentina that would reasonably be expected to have a materially adverse effect on the Company’s business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects, (vi) the exchange rate for U.S. dollars to Argentine pesos as reported by Argentina’s Central Bank (tipo de cambio de referencia), which can be accessed via: https://mbrservices.net/emtatest/currate.asp, shall increase or decrease by more than 10% at any point in the period from the close of business on the date prior to the date of this Offer to Purchase to the Expiration Date, (vii) any decline in the Standard & Poor’s Index of 500 Industrial Companies by an amount in excess of 10% at any point in the period from the close of business on the date prior to the date of this Offer to Purchase to the Expiration Date, (viii) any decline in the Buenos Aires Stock Exchange’s total market capitalization by an amount in excess of 10% at any point in the period from the close of business on the date prior to the date of this Offer to Purchase to the Expiration Date, (ix) any change in tax laws in the United States, Argentina or otherwise that might impair or make it difficult for the Company to purchase the Notes or (x) any significant adverse change in the United States or Argentine securities or financial markets generally or in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof;

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the existence of an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction that shall have been enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the Company’s judgment, would or would be reasonably likely to prohibit, prevent or materially restrict or delay consummation of the Offers or that is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company;

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there shall have been instituted, threatened or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Offers, that is, or is reasonably likely to be, in the judgment of the Company, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company, or which would or might, in the Company’s judgment, directly or indirectly prohibit, prevent, restrict or delay consummation of the Offers or otherwise adversely affect the Offers in any material manner;

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there exists any other actual or threatened legal impediment or restriction to the Offers or any other circumstances that would materially adversely affect the transactions contemplated by the Offers, or the contemplated benefits of the Offers to the Company;

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at any time on or after the date of this Offer to Purchase, any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects of the Company, which, in its reasonable judgment, is or may be materially adverse, or it will have become aware of any fact which, in its reasonable judgment, has or may have material adverse significance with respect to the Company, including without limitation a significant deterioration in the Company’s cash position or non-compliance or breach by the Company with any covenant under existing contracts or instruments or a default thereunder;

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an event or events or the likely occurrence of an event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of the Offers or materially impair the contemplated benefits to the Company of the Offers; or

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the trustee objects in any respect to, or takes any action that would be reasonably likely to materially and adversely affect, the consummation of the Offers, or takes any action that challenges the validity or effectiveness of the procedures used by the Company in the making of the Offers or in the acceptance of Notes.

The conditions described above are solely for the Company’s benefit and may be asserted by the Company with respect to either or both Offers regardless of the circumstances giving rise to any such condition, including any action or inaction by the Company, and may be waived by the Company, in whole or in part, at any time and from time to time before the Settlement Date.  The Company’s failure at any time to exercise any of its rights will not be deemed a waiver of any other right, and each right will be deemed an ongoing right which may be asserted at any time and from time to time. The Company does not intend to grant withdrawal rights in the event that it waives any condition.

Subject to applicable law, the Company expressly reserves the right, in its sole discretion, to terminate either or both Offers at any time with respect to any or all series of Notes.  If the Company terminates either or both Offers with respect to the Notes in whole or in part, it will give immediate notice to the Depositary, and Luxembourg Tender Agent, the Information Agent, and all of the Notes theretofore tendered pursuant to such Offer and not accepted for purchase will be returned promptly to the tendering Holders thereof.

Risk Factors

In deciding whether to participate in the Offers, each Holder should consider carefully, in addition to the other information contained in and incorporated by reference in this Offer to Purchase, the following risk factors, as well as those set forth in forth in “Item 3D—Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, incorporated herein by reference.

Holders may be unable to transfer out of Argentina Argentine pesos received in the Argentine Peso Offer.

Argentina has exchange controls and transfer restrictions substantially limiting the ability to convert Argentine pesos into U.S. dollars or other foreign currency and transfer foreign currency abroad. For example, Argentine residents are not allowed to purchase more than US$2,000,000 per calendar month and transfer such amount abroad for investment purposes, among others, without the Argentine Central Bank’s authorization. Non-Argentine residents are only allowed to purchase up to US$5,000 per calendar month of foreign currency with Argentine pesos and may only transfer abroad up to US$5,000 per calendar month without the Argentine Central Bank’s authorization, except in certain circumstances, including the repatriation of portfolio investments derived from a previous transfer of U.S. dollars into Argentina if such investments have been maintained in Argentina for at least 365 days, in which case non-Argentine residents may transfer abroad up to US$500,000 per calendar month without the Argentine Central Bank’s authorization. Consequently, a Holder receiving Argentine pesos in an Argentine account in connection with the Argentine Peso Offer may experience difficulties in converting, or may not be able to convert, such Argentine pesos into U.S. dollars and transfer them abroad.  It is extremely difficult to obtain an authorization from the Argentine Central Bank to purchase and transfer foreign currency abroad over the applicable limits. In addition, Argentina may tighten exchange controls or transfer restrictions in the future, which would further limit Holders' ability to transfer such funds abroad.

The Argentine Central Bank and the Comisión Nacional de Valores have also adopted regulations that restrict the transfer of securities from the Argentine clearing systems. Thus, Holders who validly tender Notes in the Argentine Peso Offer and invest the proceeds in securities may be restricted in their ability to transfer those securities to accounts outside Argentina.

Limited trading market for the Notes.

To the extent that Notes are tendered and accepted for purchase pursuant to the Offers, the trading market for Notes subject to the Offers that remain outstanding is likely to be more limited.

A debt security with a smaller outstanding principal amount available for trading (a smaller ‘‘float’’) may command a lower price than would a comparable debt security with a larger float. Therefore, the market price for Notes that are not tendered and accepted for purchase pursuant to the Offers may be affected adversely to the extent that the principal amount of Notes of such series purchased pursuant to the Offers reduces the float. A reduced float may also increase the volatility of the trading prices of Notes that are not purchased in the Offers.

The Notes may be acquired by the Company other than through the Offers in the future.

From time to time in the future, the Company may acquire Notes that are not tendered and accepted for purchase in the Offers through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as the Company may determine, which may be more or less than the price to be paid pursuant to the Offers and could be for cash or other consideration. Alternatively, the Company may, subject to certain conditions, redeem any or all of the Notes not purchased pursuant to the Offers at any time that the Company is permitted to do so under the respective indentures governing the Notes. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) the Company will choose to pursue in the future.

Exchange rate risk relating to the Argentine Peso Offer.

Payment for Notes accepted for purchase by the Company pursuant to the Argentine Peso Offer will be based on the Total Argentine Peso Consideration or Argentine Peso Tender Offer Consideration, as applicable, expressed in U.S. dollars, converted to Argentine pesos at the greater of (a) the Exchange Rate prevailing on the Exchange Rate Date and (b) Argentine Ps.3.790 per US$1.00. Because payment for such Notes will not occur until the Settlement Date, Holders who have tendered Notes accepted for purchase by the Company pursuant to the Argentine Peso Offer will bear the risk of any exchange rate fluctuations during the period between the Exchange Rate Date and the Settlement Date.

Procedures for Tendering

Each series of the outstanding Notes is represented by a global certificate registered in the name of DTC. DTC is the only registered holder of the Notes. DTC facilitates the clearance and settlement of transactions through electronic book-entry changes in accounts of DTC participants. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Persons that are not DTC participants beneficially own the Notes only through DTC participants. For the avoidance of doubt, Euroclear and Clearstream are not registered holders of Notes and hold Notes through DTC participants as well.

U.S. Dollar Offer

How to tender in the U.S. Dollar Offer if you are a beneficial owner but not a DTC participant.

If you beneficially own Notes through an account maintained by a broker, dealer, commercial bank, trust company or other DTC participant and you desire to tender Notes, you should contact your DTC participant promptly and instruct it to tender your Notes on your behalf.

How to tender in the U.S. Dollar Offer if you are a DTC participant.

To participate in the U.S. Dollar Offer, a DTC participant must comply with the ATOP procedures of DTC described below.

In addition, the Depositary must receive, prior to the Early Tender Date or Expiration Date, as applicable, a properly transmitted agent’s message, as described in “—Tendering through DTC’s ATOP” below.

The method of delivery of all required documents to the Depositary is at your election and risk.

Tendering through DTC’s ATOP.

The Depositary and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s ATOP to tender in the U.S. Dollar Offer. DTC participants may do so by causing DTC to transfer the Notes to the Depositary in accordance with its procedures for transfer. DTC will then send an agent’s message to the Depositary.

The term “agent’s message” means a message transmitted by DTC, received by the Depositary and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a DTC participant in ATOP that it is tendering Notes in the U.S. Dollar Offer that are the subject of such book-entry confirmation;

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such DTC participant has received and agrees to be bound by the terms of this Offer to Purchase, including the representations and warranties set forth under “—Representations and Acknowledgments by Holders”; and

•	the terms of this Offer to Purchase may be enforced against such DTC participant.

Argentine Peso Offer

For the avoidance of doubt, you may not participate in the Argentine Peso Offer unless you beneficially own Notes held through a Euroclear or Clearstream participant.

How to tender in the Argentine Peso Offer if you are a beneficial owner but not a Euroclear or Clearstream participant.

If you beneficially own Notes through an account maintained by a broker, dealer, commercial bank, trust company or other Euroclear or Clearstream participant and you desire to tender Notes, you should contact your Euroclear or Clearstream participant promptly and instruct it to tender your Notes on your behalf.  If you hold your Notes through a custodian, you may not tender your Notes directly. You should contact that custodian to tender your Notes on your behalf.

If you validly tender Notes in the Argentine Peso Offer and the Company accepts your Notes in whole or in part, you will receive payment of the purchase price in Argentine pesos in Argentina and may be subject to limitations in transferring those funds out of Argentina. See “—Risk Factors—Holders may be unable to transfer out of Argentina Argentine pesos received in the Argentine Peso Offer.”

How to tender in the Argentine Peso Offer if you are a Euroclear or Clearstream participant.

If you are a direct participant in Euroclear or Clearstream, as the case may be, you must tender the Notes by (i) delivering “blocking” instructions (as defined below), to Euroclear or Clearstream in accordance with the procedures and deadlines specified by Euroclear or Clearstream prior to the Expiration Date or Early Tender Date, as the case may be, and (ii) completing, singing and dating the Letter of Transmittal, or a facsimile of the Letter of Transmittal; and mailing or delivering the Letter of Transmittal or facsimile thereof (with the original to follow) to the Depositary prior to the Expiration Date or Early Tender Date, as the case may be.

“Blocking” instructions means:

•	irrevocable instructions to block any attempt to transfer the Notes on or prior to the settlement date;

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irrevocable instructions to debit your account on the settlement date in respect of all the Notes you tender, or in respect of such lesser portion of your Notes as are accepted for purchase by the Company, upon receipt of an instruction by the Depositary to receive your Notes for the Company, and

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an irrevocable authorization to disclose, to the Information Agent, Luxembourg Tender Agent and the Depositary, the identity of the participant account holder, the details of the blocking instruction (including confirmation number) and account information relating thereto;

subject, in each case, to the automatic withdrawal of the irrevocable instructions in the event that the Argentine Peso Offer is terminated by the Company and your right to withdraw your offer as set forth in the Offer to Purchase.

Your offer, which includes your “blocking” instructions, must be delivered and received by Euroclear or Clearstream in accordance with the procedures established by them and on or prior to the deadlines established by each of those clearing systems. You are responsible for informing yourself of these deadlines and for arranging the due and timely delivery of “blocking” instructions to Euroclear or Clearstream.

In turn, the DTC participants through which Euroclear and/or Clearstream hold the Notes must:

•	comply with the ATOP procedures of DTC described above, and

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(i) complete and sign and date the Letter of Transmittal, or a facsimile of the Letter of Transmittal (with the original to follow); (ii) indicate the account numbers of Euroclear or Clearsteam, as the case may be, at a financial institution in Argentina where the Argentine pesos in respect of any Note, validly tendered and accepted for purchase in the Argentine Peso Offer can be deposited; (iii) have signatures guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act and (iv) mail or deliver the Letter of Transmittal or facsimile thereof (with the original to follow) to the Depositary prior to the Early Tender Date or Expiration Date, as applicable. To the extent an account number as described in (ii) above is not provided, the Notes for which the related account information is lacking will not be purchased and will be returned.

To be validly tendered in the Argentine Peso Offer, the Depositary must receive the related Letter of Transmittal and other required documents at its address indicated on the back cover of this Offer to Purchase and the front cover of the Letter of Transmittal prior to the Early Tender Date or Expiration Date, as applicable. If you are located in Luxembourg, you may tender Notes by signing and returning the Letter of Transmittal to the Luxembourg Tender Agent, with a copy to the Depositary.

For the avoidance of doubt, all payments made in connection with the Argentine Peso Offer will be made to an account held by Euroclear or Clearstream, as applicable, with a financial institution in Argentina.  Euroclear or Clearstream, as applicable, will then credit such funds to their respective participants for further crediting to the accounts of the beneficial owners whose Notes are validly tendered and accepted in the Argentine Peso Offer. Beneficial owners may not be able to receive the Argentine peso funds resulting from the Argentine Peso Offer unless they have an account denominated in Argentine pesos in Argentina. For the avoidance of doubt, payment for Notes tendered in the Argentine Peso Offer will occur outside of the DTC system. See “Terms of the Offers—Risk Factors—Holders may be unable to transfer out of Argentina Argentine pesos received in the Argentine Peso Offer.”

Deadlines

The method of delivery of the Letter of Transmittal and all other required documents to the Depositary is at your election and risk. Rather than mail these items, the Company recommends that you use an overnight delivery service. In all cases, you should allow sufficient time to assure delivery to the Depositary before the Early Tender Date or Expiration Date, as applicable. You should not send the Letter of Transmittal to the Company.

None of the Company, the Dealer Manager or the Depositary will be responsible for the communication of offers by:

•	holders of Notes to the direct participant in DTC, Euroclear or Clearstream through which they hold Notes; or

•	holders of Notes or the direct participant to the Depositary, DTC, Euroclear or Clearstream.

Representations and Acknowledgments By Holders

By tendering Notes in the Offers, each Holder participating in the U.S. Dollar Offer and/or the Argentine Peso Offer represents, agrees and acknowledges to the Company that:

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The Holder irrevocably constitutes and appoints the Depositary its true and lawful agent and attorney-in-fact (with full knowledge that the Depositary also acts as the agent of the Company) with respect to the tendered Notes, with full power of substitution to (i) transfer ownership of such Notes on the account books maintained by DTC together with all accompanying evidences of transfer and authenticity to, or upon the order of, the Company and (ii) present such Notes for transfer on the books of the registrar and receive all benefits and otherwise exercise all rights of beneficial ownership of such Notes, all in accordance with the terms of the Offer to Purchase. The power of attorney granted in this paragraph shall be deemed irrevocable and coupled with an interest.

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The Holder acknowledges and agrees that a tender of Notes pursuant to any of the procedures described in the Offer to Purchase and in the instructions hereto and an acceptance of such Notes by the Company will constitute a binding agreement between the Holder and the Company upon the terms and subject to the conditions of the Offer to Purchase. For purposes of the Offer to Purchase, the Holder understands that the Company will be deemed to have accepted for purchase validly tendered Notes if, as and when the Company gives written notice thereof to the Depositary.

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The Holder understands that Notes tendered prior to the Withdrawal Date may be withdrawn by written notice of withdrawal (or a properly transmitted “Request Message” through ATOP) received by the Depositary at any time prior to the Withdrawal Date, but not thereafter, unless the applicable Offer is terminated without any Notes being purchased thereunder. Notes tendered after the Withdrawal Date may not be withdrawn. If the Company increases the Maximum Tender Amounts, the Company will ensure that the applicable Offer remains open for ten business days thereafter; however, the Company will not be required to extend the Withdrawal Date or reinstate withdrawal rights in connection with any increase of the Maximum Tender Amounts. The Company may extend or otherwise amend the Early Tender Date or the Expiration Date with respect to any series of Notes in either or both Offers without extending the Withdrawal Date or otherwise reinstating withdrawal rights of Holders.

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The Holder hereby represents and warrants that the Holder has full power and authority to tender, sell, assign and transfer the Notes tendered hereby and when such tendered Notes are accepted for purchase and paid for by the Company pursuant to the applicable Offer, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right. The Holder will, upon request, execute and deliver any additional documents deemed by the Depositary or by the Company to be necessary or desirable to complete the sale, assignment and transfer of the tendered Notes.

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The Holder shall indemnify and hold harmless each of the Company and the Depositary (each, an “Indemnified Party”) against any losses, claims, damages or liabilities, joint or several, to which any Indemnified Party may become subject, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon a breach of the foregoing representations and warranties and will reimburse any Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim as such expenses are incurred.

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Notwithstanding any other provision of the Offer to Purchase, the Holder understands that the Company’s obligation to accept for purchase, and to pay for, the Notes validly tendered pursuant to the Offers (up to the applicable Maximum Tender Amount) is subject to, and conditioned upon, the satisfaction of or, where applicable, its waiver of the General Conditions.  The undersigned understands that the Offers are not conditioned on any minimum amount of Notes being tendered and either or both Offers may be amended, extended, withdrawn or terminated in whole or in part, with respect to one or more Series of Notes.

Further, each Holder participating in the Argentine Peso Offer also represents, agrees and acknowledges that:

•
The Holder, on its behalf and on behalf of the beneficial owners for whom it is tendering Notes, has agreed to accept payment in Argentine pesos in Argentina at the account of Euroclear or Clearstream, as applicable, and has read and understands the exchange control risk described in “—Risk Factors—Holders may be unable to transfer out of Argentina Argentine pesos received in the Argentine Peso Offer.”

•
The Holder acknowledges and agrees that the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Depositary, until receipt by the Depositary of a physical copy of the Letter of Transmittal together with all accompanying evidences of authority and any other required documents in form satisfactory to the Company.  All questions as to the form of all documents and the validity (including time of receipt) and acceptance of tenders of Notes will be determined by the Company, in its sole discretion, which determination shall be final and binding.

Determination of Validity

The Company will determine in the Company’s sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance of tendered Notes. The Company reserves the absolute right to reject any and all Notes not validly tendered or any Notes whose acceptance by the Company would, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the right to waive any defects or irregularities either before or after the Expiration Date. The Company’s interpretation of the terms and conditions of the Offers, including the instructions in the Letter of Transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Notes must be cured within a time period that the Company will determine. Neither the Company, the Depositary, the Luxembourg Tender Agent nor any other person will have any duty to give notification of any defects or irregularities nor will any of them incur any liability for failure to give such notification. Tenders of Notes will not be considered to have been made until any defects or irregularities have been cured or waived. Any Notes received by the Depositary that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Depositary to the tendering owners, via the facilities of DTC, as soon as practicable following the Expiration Date.

Acceptance of Notes for Purchase; Payment for Notes

On the Settlement Date, the Depositary will tender to the Company the aggregate principal amount of Notes tendered for purchase in the Offers whereupon the Company will deliver (i) to the Depositary for delivery to tendering Holders of the Notes, in the case of the U.S. Dollar Offer, the amount of cash necessary to pay to each Holder whose Notes are accepted in such Offer for purchase the Total U.S. Dollar Consideration or U.S. Dollar Tender Offer Consideration, as applicable, plus the applicable accrued and unpaid interest from the last interest payment date to, but excluding, the Settlement Date in respect of such Notes, and (ii) directly to the accounts of Euroclear and Clearstream at a financial institution in Argentina the amount of cash necessary to pay the Total Argentine Peso Consideration or the Argentine Peso Tender Offer Consideration, as applicable, for the Notes accepted in Argentine Peso Offer, plus the applicable accrued and unpaid interest from the last interest payment date to, but excluding, the Settlement Date in respect of such Notes.

For purposes of the Offers, the Company will be deemed to have accepted for purchase validly tendered Notes or defectively tendered Notes with respect to which the Company has waived such defect, when, as and if the Company gives written notice of such acceptance to the Depositary.

The Company will pay for Notes accepted for purchase by the Company pursuant to the U.S. Dollar Offer by depositing the cash amounts with the Depositary. The Depositary will act as your agent for the purpose of receiving cash from the Company and transmitting such cash to you.

In the case of the U.S. Dollar Offer, payment of cash for Notes accepted for purchase by the Company pursuant to the U.S. Dollar Offer will be made promptly after the Expiration Date and will be credited by the Depositary to the appropriate account at DTC, subject to receipt by the Depositary of:

•	timely confirmation of a book-entry transfer of the Notes into the Depositary’s account at DTC, pursuant to the procedures set forth in “— Procedures for Tendering” above;

•	a properly transmitted agent’s message; and

•	any other documents required by this Offer to Purchase.

In the case of the Argentine Peso Offer, payment of cash for Notes accepted for purchase by the Company pursuant to the Argentine Peso Offer will be made promptly after the Expiration Date by the Company to the accounts of Euroclear and/or Clearstream at a financial institution in Argentina for further credit by Euroclear and/or Clearstream to the accounts of their participants, subject to receipt by the Depositary of:

•	timely confirmation of a book-entry transfer of the Notes into the Depositary’s account at DTC, pursuant to the procedures set forth in “— Procedures for Tendering” above;

•	a physical copy of the Letter of Transmittal; and

•	physical copies of any other documents required by the Letter of Transmittal.

In all cases, tenders of Notes will be accepted only in principal amounts equal to US$1,000 or integral multiples thereof for each series of Notes set forth in the table on the cover of this Offer to Purchase.

By tendering Notes pursuant to the U.S. Dollar Offer, the Holder will be deemed to have agreed that the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Depositary, until receipt by the Depositary of a properly transmitted agent’s message together with all accompanying evidences of authority and any other required documents in form satisfactory to the Company.  All questions as to the form of all documents and the validity (including time of receipt) and acceptance of tenders of Notes will be determined by the Company, in its sole discretion, which determination shall be final and binding.

The Company may transfer or assign, in whole or from time to time in part, to one or more of its affiliates or any third party the right to purchase all or any of the Notes tendered pursuant to the Offers, but any such transfer or assignment will not relieve the Company of its obligations under the Offers and will in no way prejudice the rights of tendering Holders to receive payment for Notes validly tendered and accepted for purchase pursuant to the Offers.

If the aggregate purchase price of Notes of all series tendered in the U.S. Dollar Offer exceeds the Maximum U.S. Dollar Tender Amount, only US$50 million in aggregate purchase price of Notes will be accepted for purchase. The Notes tendered in the U.S. Dollar Offer will be purchased in accordance with, and in the order of, the Acceptance Priority Levels set forth in the table on the front cover of this Offer to Purchase. If there are sufficient remaining U.S. dollar funds to purchase some, but not all of the Notes of a series of an applicable Acceptance Priority Level, the amount of Notes purchased in that series will be prorated based on the aggregate principal amount of Notes of that series validly tendered and not withdrawn in the U.S. Dollar Offer, rounded down to the nearest integral multiple of US$1,000. In any event, the aggregate purchase price of the 2011 Notes purchased by the Company shall not exceed US$25 million.

If the aggregate purchase price of Notes of all series tendered in the Argentine Peso Offer exceeds the Maximum Argentine Peso Tender Amount, only Argentine Ps.$200 million in aggregate purchase price of Notes will be accepted for purchase. The Notes tendered in the Argentine Peso Offer will be purchased in accordance with, and in the order of, the Acceptance Priority Levels set forth in the table on the front cover of this Offer to Purchase. If there are sufficient remaining Argentine peso funds to purchase some, but not all of the Notes of a series of an applicable Acceptance Priority Level, the amount of Notes purchased in that series will be prorated based on the aggregate principal amount of Notes of that series validly tendered and not withdrawn in the Argentine Peso Offer, rounded down to the nearest integral multiple of US$1,000. In any event, the aggregate purchase price of the 2011 Notes purchased by the Company shall not exceed Argentine Ps.100 million. For more information regarding possible proration of the Offers with respect to a particular series of Notes or the election to receive payment in U.S. dollars or Argentine pesos, please see “—Maximum Tender Amounts” above.

Holders of Notes tendered and accepted for purchase pursuant to the Offers will be entitled to the applicable accrued and unpaid interest on their Notes to, but excluding, the Settlement Date, payable on the Settlement Date.  Under no circumstances will any additional interest be payable because of any delay by the Depositary, DTC, Euroclear or Clearstream in the transmission of funds to the Holders of purchased Notes or otherwise.

If the Company is delayed in its acceptance for purchase of, or payment for, any Notes or is unable to accept for purchase or pay for any Notes pursuant to the Offers for any reason, then, without prejudice to the Company’s rights hereunder, but subject to applicable law, tendered Notes may be retained by the Depositary on behalf of the Company (subject to Rule 14e-1 under the Exchange Act, which requires that the Company pay the consideration offered or return the Notes deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Offers).

Tendering Holders of Notes purchased in the Offers will not be obligated to pay brokerage commissions or fees to the Dealer Manager, the Depositary or the Company with respect to the purchase of their Notes.  The Company will pay all other charges and expenses in connection with the Offers. See “—Dealer Manager, Depositary and Brokerage Commissions.”  Any Holder or beneficial owner that has questions concerning tender procedures should contact the Depositary at the address and telephone numbers set forth on the back cover of this Offer to Purchase.

Return of Unaccepted Notes

Any tendered Notes that are not accepted for purchase by the Company will be returned without expense to their tendering Holder. Such non-purchased Notes will be credited by the Depositary to an account maintained with DTC. These actions will occur promptly after the expiration or termination of the Offers.

Early Tender Date; Expiration Date; Extensions; Amendments

The Early Tender Date for each Offer is 5:00 p.m., New York City time (6:00 p.m. Buenos Aires time), on October 7, 2009, unless extended with respect to an Offer, in which case the Early Tender Date with respect to such Offer will be such date to which the Early Tender Date is extended. The Expiration Date for each Offer is 11:59 p.m., New York City time, on October 22, 2009 (12:59 a.m. Buenos Aires time, on October 23, 2009), unless extended with respect to an Offer, in which case the Expiration Date with respect to such Offer will be such date to which the Expiration Date is extended.  The Company, in its sole discretion, may extend the Early Tender Date or Expiration Date for an Offer with respect to any or all series of Notes for any purpose, including to permit the satisfaction or waiver of all conditions to either or both Offers.  To extend the Early Tender Date or Expiration Date as to a series, or for all series, of Notes, the Company will notify DTC, and will make a public announcement thereof before 9:00 a.m., New York City time (10:00 a.m. Buenos Aires time), on the next business day after the previously scheduled Early Tender Date or Expiration Date, as applicable. Such announcement will state that the Company is extending either or both Offers as to such series of Notes for a specified period or on a daily basis.  Without limiting the manner in which the Company may choose to make a public announcement of any extension, amendment or termination of either or both Offers, the Company will not be obligated to publish, advertise or otherwise communicate any such public announcement, other than by making a timely press release and notice to PR Newswire and to the Argentine Comisión Nacional de Valores and the Buenos Aires Stock Exchange.

The Company expressly reserves the right, subject to applicable law, to:

•	delay accepting any Notes, to extend the offer period or to terminate either or both Offers and not accept Notes, as to any or all series of Notes; and

•
amend, modify or, waive at any time, or from time to time, the terms of either or both Offers in any respect as to any or all series of Notes, including waiver of any conditions to consummation of such Offer.

If the Company exercises any such right, the Company will give written notice thereof to DTC and will make a public announcement thereof as promptly as practicable.

The minimum period during which either or both Offers will remain open following material changes in the terms of either or both Offers or in the information concerning such Offer will depend upon the facts and circumstances of such change, including the relative materiality of the changes.  With respect to any material change in consideration or percentage of Notes sought, a minimum ten business day extension period will be made to allow for adequate dissemination of such change.  If any of the terms of either or both Offers are amended in a manner determined by the Company to constitute a material change adversely affecting any Holder, the Company will promptly disclose any such amendment in a manner reasonably calculated to inform Holders of such amendment, and the Company will extend such Offer for a time period that the Company in its sole discretion deems appropriate, depending upon the significance of the amendment and the manner of disclosure to Holders, if such Offer would otherwise expire during such time period.

Withdrawal Rights

Notes tendered in the Offers may be validly withdrawn up until the Withdrawal Date but, except as provided herein or required by law, after such time may not be validly withdrawn. If the Company increases the Maximum Tender Amounts, the Company will ensure that the Offers remain open for ten business days thereafter; however, the Company will not be required to extend the Withdrawal Date or reinstate withdrawal rights in connection with any increase of the Maximum Tender Amounts. The Company may extend or otherwise amend the Early Tender Date or the Expiration Date with respect to any series of Notes without extending the Withdrawal Date or otherwise reinstating withdrawal rights of Holders.

For a withdrawal of a tender of Notes to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary prior to the Withdrawal Date, by mail, fax or hand delivery or by a properly transmitted ‘‘Request Message’’ through ATOP. Any such notice of withdrawal must (a) specify the name of the person who tendered the Notes to be withdrawn, the name in which those Notes are registered (or, if tendered by a book-entry transfer, the name of the participant in DTC whose name appears on the security position listing as the owner of such Notes), if different from that of the person who deposited the Notes, (b) contain the description of the Notes to be withdrawn, the certificate number or numbers of such Notes, unless such Notes were tendered by book-entry delivery, and the aggregate principal amount represented by such Notes, (c) unless transmitted through ATOP, be signed by the Holder thereof in the same manner as the original signature on the Letter of Transmittal, including any required signature guarantee(s), or be accompanied by documents of transfer sufficient to have the applicable security registrar register the transfer of the Notes into the name of the person withdrawing such Notes and (d) if the Letter of Transmittal was executed by a person other than the registered Holder, be accompanied by a properly completed irrevocable proxy that authorized such person to effect such withdrawal on behalf of such Holder.

Euroclear and Clearstream may impose additional deadlines to process withdrawal instructions and if you are tendering Notes through Euroclear or Clearstream you are required to inform yourself of such deadlines.

Withdrawal of Notes can be accomplished only in accordance with the foregoing procedures.

Notes validly withdrawn may thereafter be re-tendered at any time prior to the Early Tender Date or the Expiration Date, as applicable, by following the procedures described under ‘‘—Procedures for Tendering’’ above. All questions as to the form and validity (including time of receipt) of any notice of withdrawal of a tender will be determined by us, which determination shall be final and binding. None of us, the Depositary, the Luxembourg Tender Agent, the Dealer Manager, the trustee or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal of a tender or incur any liability for failure to give any such notification.

No Appraisal Rights

The Notes are obligations of the Company and are governed by the respective indentures under which the Notes were issued, each as amended or supplemented to date.  There are no appraisal or other similar statutory rights available to Holders in connection with the Offers.

Fees and Expenses

The Company will bear the fees and expenses of soliciting tenders in this Offer to Purchase. The Company is making the principal solicitation by mail and overnight courier. However, where permitted by applicable law, additional solicitations may be made by facsimile, telephone or in person by the officers and regular employees of the Company. The Company will also pay the Depositary reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses. The Company will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

Brokerage Commissions

You are not required to pay any brokerage commissions to the Dealer Manager, the Depositary, the Luxembourg Tender Agent or the Company. If your Notes are held through a broker or other nominee who tenders Notes on your behalf, your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

Transfer Taxes

The Company is not aware of any obligation of Holders who tender their Notes in the Offers to pay any transfer taxes. However, if transfer tax would apply to the Offers, then the amount of any transfer taxes, whether imposed on the registered owner or any other persons, will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted to the Company by the tendering Holder, the amount of such transfer taxes will be billed directly to the tendering Holder.

Additionally, if the payment of the Total Consideration or the Tender Offer Consideration, as applicable, is being made to any person other than the registered Holder of Notes tendered hereby, then the amount of any transfer taxes (whether imposed on the registered Holder(s) or such other person(s)) payable on account of the transfer to such person will be deducted from the Full Consideration or the Tender Offer Consideration, as the case may be, unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

This disclosure is limited to the U.S. federal tax issues addressed herein.  Additional issues may exist that are not addressed in this disclosure and that could affect the U.S. federal tax treatment of the Offers.  This tax disclosure was written in connection with the promotion or marketing by the Company of the Offers, and it cannot be used by any Holder for the purpose of avoiding penalties that may be asserted against the Holder under the Internal Revenue Code of 1986, as amended (the “Code”).  Holders should seek their own advice based on their particular circumstances from an independent tax advisor.

The following are certain U.S. federal income tax consequences relating to the sale of Notes to the Company by U.S. Holders (as defined below) pursuant to the Offers.  This summary is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial authorities and administrative rulings, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect.  The following applies only to U.S. Holders who hold their Notes as capital assets.

This discussion does not describe all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances or to U.S. Holders subject to special rules, such as:

•	certain financial institutions;
•	insurance companies;
•	dealers and certain traders in securities, commodities or foreign currencies;
•	persons who hold Notes as part of a hedge, straddle, or integrated transaction or similar transaction;
•	persons whose functional currency is not the U.S. dollar;
•	tax-exempt entities; or
•	persons subject to the alternative minimum tax.

If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds a Note, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership or other pass-through entity holding Notes should consult their tax advisors. The effect of any applicable state, local or foreign tax laws is not discussed.

This summary of certain U.S. federal income tax consequences is for general information only and is not tax advice.  Holders are urged to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Tendering U.S. Holders

As used herein, the term “U.S. Holder” of a Note means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States,

•	a corporation, or other entity taxable as a corporation, created or organized in the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Sale of a Note Pursuant to the Offers.  The receipt of cash by a U.S. Holder in exchange for a Note pursuant to the Offers will be a taxable transaction for U.S. federal income tax purposes.  A U.S. Holder tendering a Note will generally recognize gain or loss in an amount equal to the difference between (i) the amount of cash received in exchange for such Note (other than cash received in respect of accrued but unpaid interest) and (ii) the U.S. Holder’s adjusted tax basis in the Note at the time of sale.  A U.S. Holder’s adjusted tax basis in a Note generally will be equal to the amount paid for the Note, increased by the amount of any market discount previously included in income with respect to the Note and by any original issue discount (“OID”) previously accrued during the U.S.

Holder’s holding period, and reduced (but not below zero) by the amount of any amortizable bond premium previously amortized with respect to the Note.  U.S. Holders who acquired a Note pursuant to the offers to exchange which commenced in June 2003 (the “Exchange Offer”) should refer to the offering documents related to the Exchange Offer and consult their own tax advisors to determine their adjusted tax basis in the Note. The amount of any Argentine Pesos received will be the U.S. dollar value of the Argentine Pesos, determined at the time of sale.  Any gain or loss realized by a U.S. Holder on a subsequent sale or disposition of such Argentine Pesos (including its exchange for U.S. dollars) will be ordinary income or loss.

Any gain or loss recognized on a sale of a Note pursuant to the Offers will generally be U.S. source income for purposes of computing a U.S. Holder’s foreign tax credit limitation.  Subject to the discussion below under “Market Discount,” such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of such sale.  Long-term capital gains of individuals are generally eligible for reduced rates of taxation.  The deductibility of capital losses is subject to certain limitations.  Amounts received by a U.S. Holder in respect of accrued and unpaid interest on a Note will generally be taxed as ordinary interest income for U.S. federal income tax purposes to the extent not previously included in income.

Market Discount.  If a U.S. Holder's tax basis in a Note is less than its principal amount (or, in the case of a Note with OID, its adjusted issue price), the amount of the difference will be treated as market discount for U.S. federal income tax purposes, unless this difference is less than a specified “de minimis amount.”  If a U.S. Holder holds Notes with market discount, any gain recognized by the U.S. Holder upon the sale of Notes pursuant to the Offers would be recharacterized as ordinary interest income to the extent of accrued market discount that had not previously been included as ordinary income.

Information Reporting and Backup Withholding.  Payments to a U.S. Holder pursuant to the Offers may be subject to certain information reporting requirements (unless the U.S. Holder is a corporation or other exempt recipient).  Backup withholding may also apply to such payments if the U.S. Holder fails to comply with certain identification requirements.  Backup withholding is not an additional tax, but instead will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund if the U.S. Holder timely furnishes the required information to the Internal Revenue Service.

Non-Tendering Holders

A Holder that does not tender its Notes in the Offers for U.S. federal income tax purposes or does not have its tender of Notes accepted for purchase pursuant to the Offers will not recognize any gain or loss as a result of the Offers.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY.  ALL HOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE OFFERS.

MATERIAL ARGENTINE TAX CONSIDERATIONS

The following is a summary of certain Argentine tax consequences arising from this Offer to Purchase. This summary is based upon tax laws in Argentina and regulations thereunder as in effect on the date of this Offer to Purchase. It is subject to any subsequent change, possibly on a retroactive basis, in Argentine law and regulations that may come into effect after such date. No assurance can be given that the courts or tax authorities responsible for the application and administration of the laws and regulations described herein will agree with this interpretation.

Recipients of the Tender Offer Consideration or the Total Consideration, as the case may be, which is hereby offered in payment of their Notes, are advised to consult their tax advisors as to the tax consequences derived from sale of the Notes under the national and local tax laws of their countries of residence, including, without limitation, the consequences that may arise from the ownership, collection of interest, sale, redemption or other disposition of the Notes.

For purposes of this section we assume the following:

that the Notes qualify for their tax exemption pursuant to section 36 of the Argentine Negotiable Obligations Law No. 23576, as amended (the “Negotiable Obligations Law”). For such purpose, we assume that the Notes were offered in exchange for other notes (the “Originally Placed Notes”) which qualified for their exemption pursuant to section 36 of the Negotiable Obligations Law. The conditions that apply to the Originally Placed Notes for purposes of the tax treatment provided for in such regulation are the following:

•	that the notes were placed through a public offering authorized by the CNV;

•	that the proceeds raised from the placement were to be applied by the issuer to:

1.	working capital in Argentina;

2.	investment in physical assets located in Argentina;

3.	refinancing of liabilities; and/or

4.	payment of equity contributions to controlled or related companies, the proceeds of which are to be solely applied as described above; and

•	that the issuer evidenced to the CNV, at the time, in the manner and upon the conditions as it determined, that the funds raised from the public offering were applied as aforesaid.

(i) Offer to Purchase Outstanding Notes for Cash

For purposes of this sub-section (i), unless otherwise indicated, we assume that the Notes have been issued in accordance with the provisions of Negotiable Obligations Law and qualify for tax exempt treatment under section 36 thereof (the section 36 conditions).

Non-Argentine Holders

This analysis applies to holders other than Argentine legal entities, individuals residing or undivided estates located in Argentina (the “Non-Argentine Holders”).  For purposes of this paragraph, Argentine legal entities means companies subject to the inflation adjustment rules provided for in Title VI of the Income Tax Law (in general, companies incorporated under the laws of Argentina, local branches of foreign companies, sole proprietorships and individuals engaged in certain commercial activities in Argentina).

Income Tax

Capital Gains

Non-Argentine Holders shall not be subject to Income Tax on capital gains in respect of income derived from the sale or other disposition of the Notes. Even if the conditions of section 36 are not complied with, Decree 2284/91, as ratified by Law No. 24,307, provides that foreign persons are not subject to the tax on capital gains derived from the sale or other disposition of securities such as the Notes.

Interest Payments

Accrued and unpaid interest which will be paid to Non-Argentine Holders in addition to the Tender Offer Consideration or the Total Consideration, as the case may be, shall be income tax exempted.

Early Tender Premium

It could be reasonably construed that the Early Tender Premium is comprised in the quite broad exemption set forth in the Negotiable Obligations Law (i.e. applicable to the gains arising from the purchase, sale, exchange, conversion and disposition of negotiable obligations).

Value Added Tax

The issuance, placement, purchase, transfer, payment of principal and/or interest on, or redemption of, the Notes, are exempted from the Value Added Tax.

Argentine Holders

Income Tax

Argentine Entities

For purposes of this paragraph, Argentine Entities means companies subject to the inflation adjustment rules provided for in Title VI of the Income Tax Law (in general, companies incorporated under the laws of Argentina, local branches of foreign companies, sole proprietorships and individuals engaged in certain commercial activities in Argentina).

Capital Gains

Any gain resulting from the tender of the Notes for the Tender Offer Consideration or the Total Consideration, as the case may be, by Argentine Entities shall be subject to income tax at a 35% flat rate.

Interest Payments

A 35% withholding tax applies upon Interest paid to Argentine Entities except, among others, when the holder is a financial institution. Such withholding is treated as a payment on account of the final Income Tax to be paid by the Holder.

Early Tender Premium

The gains arising from the purchase, sale, exchange, conversion and disposition of negotiable obligations are subject to tax. It could be reasonably construed that this treatment applies to the Early Tender Premium.

Argentine Individuals

Capital Gains - Interest Payments – Early Tender Premium

In general, any gain derived from the sale or disposition of the Notes as well as the interest payments under the Notes will be exempt from Income Tax. It could be reasonably construed that this treatment applies to the Early Tender Premium.

Value Added Tax

The issuance, placement, purchase, transfer, payment of principal and/or interest on, or redemption of, the Notes, are exempted from the value added tax.

Turnover Tax

Investors who regularly conduct business or are presumed to conduct business in any jurisdiction in which they receive interest on the Notes or income from the sale or transfer thereof, may be subject to Turnover Tax at rates which vary depending on the specific laws of each Argentine province, unless an exemption applies.

According to Section 141.1 of the Tax Code of the City of Buenos Aires and Section 180 c) of the Tax Code of the Province of Buenos Aires income arising from Notes issued in accordance with the Negotiable Obligations Law (including interest and income arising from the transfer of the Notes) are exempted, provided that the Income Tax exemption applies thereto.

In addition, investors are encouraged to consult with their own tax advisors if, according to their particular situation in the Turnover Tax, they may be subject to the Turnover Tax withholding regime applicable to deposits in bank accounts set forth by different provinces and the City of Buenos Aires.

Other Tax Considerations.

Tax on Debits and Credits on Bank Accounts opened in Argentine financial entities

The Tax on Debits and Credits on Bank Accounts applies on certain deposits to and withdrawals from bank accounts opened in Argentine financial entities regulated by Law No. 21,526 and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a bank account.  Therefore, any deposit to or withdrawal from a bank account opened in an entity regulated by the Law No. 21,526, or any transaction deemed to be used in lieu of a bank account, would be subject to this tax unless a particular exemption was applicable. The general tax rate is 0.6% on each credit and withdrawal.  Consequently, if any Holder of the Notes receives the Tender Offer Consideration or the Total Consideration, as the case may be, and interest payments in an account opened in an Argentine financial entity, all payments will be subject to a 0.6% tax.

Decree No. 534/2004 provides that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit 34% of the tax originated in credits on such bank accounts. This amount may be utilized as a credit for the Income Tax or the Presumptive Minimum Income Tax. The amount computed as a credit is not deductible for Income Tax purposes. Decree No. 534/2004 also states that, under certain circumstances, foreign entities may be exempted from this tax.

Stamp and Transfer Tax

Under Section 35 of the Negotiable Obligations Law and also under the current legislation of the City of Buenos Aires (Section 385 subsections 48 and 50 of the Tax Code of the City of Buenos Aires), no stamp taxes shall be payable in the City of Buenos Aires by Holders of the Notes on the sale or transfer of the Notes.

No Argentine transfer taxes are applicable on the sale or transfer of the Notes.

Court Tax

In the event that it becomes necessary to institute enforcement proceedings in relation to the Offer to Purchase in Argentina, a court tax (currently at a rate of 3%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the City of Buenos Aires.

Tax Treaties

Argentina has entered into Tax Treaties for the Avoidance of Double Taxation and Tax Evasion (Double Tax Treaties) with a number of countries (Bolivia, Chile, Germany, Italy, France, Brazil, Spain, Canada, Finland, Sweden, Denmark, The Netherlands, United Kingdom, Belgium, Switzerland, Mexico, Norway, Australia and Russia).

The tax treatment described in the paragraphs above may vary under certain Double Tax Treaties.

THE ARGENTINE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. ALL HOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE ARGENTINE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE OFFERS.

DEALER MANAGER, DEPOSITARY, LUXEMBOURG TENDER AGENT AND INFORMATION AGENT

The Company has retained Citigroup Global Markets Inc. to act as Dealer Manager in connection with the Offers.  The Dealer Manager may contact Holders regarding the Offers and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Notes.

The Company has agreed to pay the Dealer Manager a fee for its services as Dealer Manager in connection with the Offers.  In addition, the Company will reimburse the Dealer Manager for its reasonable out-of-pocket expenses.  The Company has also agreed to indemnify the Dealer Manager and its respective affiliates against certain liabilities in connection with its services, including liabilities under the federal securities laws.  At any given time, the Dealer Manager may trade the Notes or other securities of the Company for its own account or for the accounts of its customers and, accordingly, may hold a long or short position in the Notes.

The Dealer Manager has provided in the past, and/or is currently providing, other investment banking and financial advisory services to the Company. The Dealer Manager may in the future provide various investment banking and other services to the Company for which it would receive customary compensation from the Company.

The Bank of New York Mellon has been appointed Depositary for the Offers. All deliveries and correspondence sent to the Depositary should be directed to the address set forth on the back cover of this Offer to Purchase.  The Company has agreed to pay the Depositary reasonable and customary fees for its services and to reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify the Depositary for certain liabilities, including liabilities under the federal securities laws.

The Bank of New York Mellon (Luxembourg) S.A. is acting as Luxembourg Tender Agent in connection with the Offers. If you are in Luxembourg, you may (but are not required to) contact the Luxembourg Tender Agent and ask it to assist you in tendering Notes according to the procedures described herein. Any services in connection with the Offers may be performed in Luxembourg, at the offices of the Luxembourg Tender Agent, where all information and documentation in connection with the Offers will be available free of charge.

Global Bondholder Services Corporation has been appointed Information Agent for the Offers. All deliveries and correspondence sent to the Information Agent should be directed to the address set forth on the back cover of this Offer to Purchase.  The Company has agreed to pay the Information Agent reasonable and customary fees for its services and to reimburse the Information Agent for its reasonable out-of-pocket expenses in connection therewith. Requests for additional copies of documentation may be directed to the Information Agent at the address set forth on the back cover of this Offer to Purchase.

MISCELLANEOUS

No person has been authorized to give any information or make any representations other than those contained or incorporated by reference herein or in the accompanying Letter of Transmittal and other materials, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Dealer Manager, the Depositary, the Luxembourg Tender Agent, the Information Agent, the trustee or any other person.  The statements made in this Offer to Purchase are made as of the date on the cover of this Offer to Purchase and the statements incorporated by reference are made as of the date of the document incorporated by reference.  The delivery of this Offer to Purchase and the accompanying materials shall not, under any circumstances, create any implication that the information contained herein or incorporated by reference is correct as of a later date.

Recipients of this Offer to Purchase and the accompanying materials should not construe the contents hereof or thereof as legal, business or tax advice.  Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning the Offers.

The Depositary for the Offers is:

The Bank of New York Mellon

By Regular, Registered or Certified Mail; Hand or Overnight Delivery:	By Facsimile Transmission (for Eligible Institutions Only):
The Bank of New York Mellon Corporate Trust Operations Reorganization Unit 101 Barclay Street – 7 East New York, New York 10286 Attention: Ms. Diane Amoroso	(212) 298-1915 Attention: Ms. Diane Amoroso

For Confirmation by Telephone:

(212) 815-2742

Any questions regarding procedures for tendering Notes or requests for additional copies of this Offer to Purchase should be directed to the Information Agent:

Global Bondholder Services Corporation
65 Broadway – Suite 723
New York, New York  10006
Banks and Brokers, Call Collect:
(212) 430-3774
All Others Call Toll Free:
(866) 540-1500

If you are in Luxembourg, any questions regarding procedures for tendering Notes or requests for additional copies of this Offer to Purchase may be directed to the Luxembourg Tender Agent:

The Bank of New York Mellon (Luxembourg) S.A.
Aerogolf Center
1A Hoehenhof
L-1736 Senningerberg, Luxembourg
Attention: Corporate Trust Services
Facsimile:
+352 34 20 90 6035

Any questions regarding the terms of the Offers should be directed to the Dealer Manager:

CITIGROUP GLOBAL MARKETS INC. 390 Greenwich Street, 1st Floor New York, New York 10013 Toll Free: 800-558-3745 Collect: 212-723-6108 Attention: Liability Management Group

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	September 25, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel